                                                               Exhibit (a)(1)(A)
                                                               -----------------

                          Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock

                                      of

                     National Discount Brokers Group, Inc.

                                      at

                             $49.00 Net Per Share

                                      by

                          Deutsche Acquisition Corp.
                      an indirect wholly owned subsidiary
                                      of
                               Deutsche Bank AG

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
                     TIME, ON TUESDAY, NOVEMBER 21, 2000,
                         UNLESS THE OFFER IS EXTENDED.


   The offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 11, 2000, as amended, among Deutsche Bank AG, Deutsche Acquisition Corp. and National Discount Brokers Group, Inc.

   The Board of Directors of NDB (other than Deutsche Bank's representative, who was absent and did not vote) unanimously approved the offer and the merger and determined that the merger agreement and the transactions contemplated therein, including the offer and the merger, are advisable and fair to, and in the bests interests of, NDB's stockholders (other than Deutsche Bank and its wholly owned subsidiaries) and recommends that such stockholders accept the offer and, if stockholder approval of the merger is required by law, vote for the approval and adoption of the merger agreement.

   A summary of the principal terms of the offer appears on pages (1) through
(4). You should read this entire document carefully before deciding whether to tender your NDB shares.

   Neither the Securities and Exchange Commission nor any state securities commission has: (a) approved or disapproved of the transaction; (b) passed upon the merits or fairness of the transaction; or (c) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

                               ----------------

                    The Information Agent for the Offer is:

                  [GEORGESON SHAREHOLDER COMMUNICATIONS INC.]

                     The Dealer Manager for the Offer is:

                          [Deutsche Banc Alex. Brown]

October 24, 2000

                               TABLE OF CONTENTS

SUMMARY TERM SHEET.........................................................    1

INTRODUCTION...............................................................    5

SPECIAL FACTORS............................................................    8

Background of the Offer and the Merger.....................................    8

Recommendation of the NDB Board of Directors; Fairness of the Offer and the
 Merger....................................................................   14

Opinion of U.S. Bancorp Piper Jaffray......................................   16

Position of Deutsche Bank and Purchaser Regarding Fairness of the Offer and
 the Merger................................................................   23

Purpose and Effects of the Offer and the Merger............................   23

Plans for NDB..............................................................   24

Interests of Certain Persons...............................................   25

Beneficial Ownership of Shares.............................................   26

THE TENDER OFFER...........................................................   29

   1. Terms of the Offer...................................................   29

   2. Acceptance for Payment and Payment for Shares........................   31

   3. Procedures for Tendering Shares......................................   32

   4. Withdrawal Rights....................................................   34

   5. Certain United States Federal Income Tax Consequences of the Offer...   35

   6. Price Range of Shares; Dividends.....................................   36

   7. Possible Effects of the Offer on the Market for the Shares; NYSE
      Listing; Exchange Act Registration and Margin Regulations............   36

   8. Information concerning National Discount Brokers Group...............   38

   9. Information concerning Deutsche Bank and Purchaser...................   40

  10. The Merger Agreement and Stockholder Tender Agreement................   41

  11. Source and Amount of Funds...........................................   52

  12. Certain Conditions of the Offer......................................   52

  13. Certain Legal and Regulatory Matters.................................   54

  14. Fees and Expenses....................................................   56

  15. Miscellaneous........................................................   57

SCHEDULE A Information Concerning Members of the Management Board
 (Vorstand) and the Supervisory Board (Aufsichtsrat) of Deutsche Bank and
 Members of the Board of Directors and the Executive Officers of
 Purchaser.................................................................  S-1

                              SUMMARY TERM SHEET

   Deutsche Acquisition Corp., which is referred to in this offer to purchase as "Purchaser," is offering to purchase all outstanding shares of common stock of National Discount Brokers Group, Inc., which is referred to in this offer to purchase as "NDB," for $49.00 per share in cash. The following are some of the questions you, as a stockholder of NDB, may have and answers to those questions. We urge you to read the remainder of this offer to purchase and the letter of transmittal carefully because the information in this summary is not complete and additional important information is contained in the remainder of this offer to purchase and the letter of transmittal.

Who is offering to buy my shares?

   Deutsche Acquisition Corp. is a recently formed Delaware corporation that has not conducted any significant business operations to date other than in connection with the merger agreement and the offer. Deutsche Acquisition Corp. is an indirect wholly owned subsidiary of Deutsche Bank AG, a banking company with limited liability organized under the laws of the Federal Republic of Germany, which is referred to in this offer to purchase as "Deutsche Bank." See Section 9 of this offer to purchase--"Information Concerning Deutsche Bank and Purchaser."

What shares are being sought in the offer?

   Purchaser is offering to purchase all of the outstanding shares of common stock of NDB that Deutsche Bank and its affiliates do not already own. Deutsche Bank and its affiliates now own 3,502,119 shares, about 16.7% of the outstanding shares. See "INTRODUCTION" and Section 1 of this offer to purchase--"Terms of the Offer."

How much are you offering to pay and what is the form of payment?

   Purchaser is offering to pay $49.00 per share, net to you, in cash. See "INTRODUCTION" and Section 1 of this offer to purchase--"Terms of the Offer."

Do you have the financial resources to make payment?

   Deutsche Bank, the ultimate parent of Purchaser, will provide Purchaser with sufficient funds from its own resources or existing facilities to acquire all shares validly tendered and not withdrawn in the offer and to provide funding for the merger which is expected to follow the successful completion of the offer in accordance with the terms and conditions of the merger agreement. The offer is not conditioned upon any financing arrangements. See
Section 11 of this offer to purchase--"Source and Amount of Funds."

Is your financial condition relevant to my decision to tender in the offer?

   We do not think our financial condition is relevant to your decision whether to or not to tender shares and accept the offer because:

  .  the offer is being made for all outstanding shares solely for cash,

  . if we consummate the offer, we will acquire all remaining shares for the same cash price in the merger, and

  .  the offer is not subject to any financing condition.

How long do I have to decide whether to tender in the offer?

   You will have at least until 12:00 midnight, New York City time, on Tuesday, November 21, 2000, to decide whether to tender your shares in the offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use the guaranteed delivery procedure that is described in this offer to purchase. See Sections 1 and 3 of this offer to purchase--"Terms of the Offer" and--"Procedures for Tendering Shares--Guaranteed Delivery."

Can the offer be extended and under what circumstances?

   Yes. We have agreed with NDB that we may extend the offer from time to time for up to an aggregate of ten business days from the initial November 21 expiration date or if we are required to extend the offer by the rules of the Securities and Exchange Commission. See Section 1 of this offer to purchase-- "Terms of the Offer."

   We may also elect to provide a "subsequent offering period" for the offer. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased shares tendered in the offer, during which stockholders may tender, but not withdraw, their shares and receive the offer consideration. If we have acquired less than 90% of the outstanding shares of NDB on the expiration date of the offer, we intend to elect to provide a subsequent offering period. See Section 1 of this offer to purchase--"Terms of the Offer."

How will I be notified if the offer is extended?

   If we extend the offer, we will inform ChaseMellon Shareholder Services, L.L.C. (which is the depositary for the offer) of that fact and will make a public announcement of the extension, by not later than 9:00 a.m., New York City time, on the day after the day on which the offer was scheduled to expire.

What are the most significant conditions to the offer?

   We are not obligated to purchase any tendered shares if:

  . the number of shares validly tendered and not withdrawn, when added to the number of shares then owned by Deutsche Bank and its affiliates, does not equal at least a majority of the shares outstanding on a fully diluted basis;

  . we have not obtained required approvals or the applicable waiting periods have not expired or been terminated under United States antitrust and competition laws;

  .  the merger agreement has been terminated; or

  . there has occurred any event, change or development that would cause a material adverse change in NDB or its business.

   The offer is also subject to a number of other conditions. The offer is not structured so that approval of at least a majority of the unaffiliated stockholders is required. See Section 12 of this offer to purchase--"Certain Conditions of the Offer."

How do I tender my shares?

   To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other documents required, to ChaseMellon Shareholder Services, L.L.C., the depositary for the offer, not later than the time the offer expires. If your shares are held in street name, the shares can only be tendered by your nominee through The Depository Trust Company. If you cannot deliver something that is required to the depositary by the expiration of the offer, you may get a little extra time to do so by having a broker, a bank or other fiduciary, which is a member of the Securities Transfer Agents Medallion Program or other eligible institution, guarantee that the missing items will be received by the depositary within three New York Stock Exchange trading days. However, the depositary must receive the missing items within that three trading day period. See Section 3 of this offer to purchase--"Procedures for Tendering Shares."

Until what time can I withdraw previously tendered shares?

   You can withdraw shares at any time until the offer has expired. If we decide to provide a subsequent offering period, we will accept shares tendered during that period immediately and thus you will not be able to withdraw shares tendered during any subsequent offering period. See Sections 1 and 4 of this offer to purchase-- "Terms of the Offer" and "Withdrawal Rights."

How do I withdraw previously tendered shares?

   To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary prior to the expiration of the offer. See Sections 1 and 4 of this offer to purchase-- "Terms of the Offer" and "Withdrawal Rights."

What does the NDB Board of Directors think of the offer?

   We are making the offer pursuant to a merger agreement with NDB. The NDB Board of Directors, by unanimous vote of all directors other than Kevin E. Parker, who was absent and did not vote because he is an officer of an affiliate of Deutsche Bank, approved the merger agreement, this offer and the merger. The NDB Board has determined that the offer and the merger are advisable and fair to, and in the best interests, of NDB's stockholders (other than Deutsche Bank and its wholly owned subsidiaries) and the Board recommends that stockholders accept the offer and tender their shares. See "Background of the Offer." NDB has prepared a Solicitation and Recommendation Statement on
Schedule 14D-9 containing additional information regarding the Board's determination and recommendation, which is being sent to stockholders together with this offer to purchase.

Do the officers and directors of NDB have interests that differ from, or are in addition to, other stockholders' interests in the offer?

   As a result of the offer and the merger, stock options held by officers, directors and other employees will become immediately exercisable and these individuals will be entitled to receive the difference between the offer price and the option exercise price for their vested and unvested options if the offer price is in excess of the option exercise price. Officers, directors and other employees who hold stock options with an option exercise price equal to or greater than the offer price will be entitled to receive $2.00 for each Share underlying such options. In addition, NDB's officers and directors will be entitled to continued directors and officers insurance coverage and indemnification benefits for six years following the merger. You should also be aware that prior to the consummation of the merger, NDB or one or more of its subsidiaries will enter into retention agreements with certain of its senior executives providing for, among other things, a retention stock bonus and minimum compensation guarantee package for such executive officers.

Have any stockholders agreed to tender their Shares?

   Yes, several stockholders. Arthur Kontos, the President and Chief Executive Officer of NDB, and certain of his affiliates, Dennis Marino, the Executive Vice President and Chief Administrative Officer of NDB, Thomas W. Neumann, the Executive Vice President of NDB, Peter R. Kellogg and certain of his affiliates, Go2Net, Inc. and Vulcan Ventures Incorporated, who collectively own approximately 29.1% of the outstanding common stock of NDB, 26.7% on a fully diluted basis, have agreed to tender their shares in the offer. See
Section 10 of this offer to purchase--"The Merger Agreement and Stockholder Tender Agreement."

Is this tender offer the first step in a going private transaction?

   Yes. The tender offer by Purchaser is the first step in a going private transaction. If Purchaser purchases in the offer at least the number of shares which, when added to the number of shares then owned by Deutsche Bank, equals at least a majority of NDB shares outstanding on a fully diluted basis, Purchaser will be merged into NDB. If Purchaser owns more than 90% of the outstanding shares of NDB following the close of the offer, Purchaser will be able to effect the merger without obtaining the approval of the stockholders of NDB. If Purchaser owns less than 90% of the outstanding shares of NDB following the close of the offer, Purchaser will seek stockholder approval for the merger. If the merger takes place, Deutsche Bank will own indirectly all of the shares of common stock of NDB and all remaining stockholders of NDB will receive $49.00 per share. See "INTRODUCTION," "Purpose and Effects of the Offer and the Merger" and Section 10--"The Merger Agreement and Stockholder Tender Agreement."

   If the merger takes place, Deutsche Bank will seek to delist the shares of common stock of NDB from the New York Stock Exchange and terminate the registration of the shares of common stock of NDB under the Securities Exchange Act of 1934. See "Purpose and Effects of the Offer and the Merger," "Plans for NDB" and Section 7--"Possible Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations."

   There are no dissenters' rights available in connection with the offer. However, if the merger takes place, stockholders who have not sold their shares in the offer will, under certain circumstances, have dissenters' rights under Delaware law. See Section 13 of this offer to purchase--"Certain Legal and Regulatory Matters."

If I decide not to tender, how will the offer affect my shares?

   If the merger takes place, stockholders who do not tender in the offer will receive in the merger the same amount of cash per share which they would have received had they tendered their shares in the offer. Therefore, if the merger takes place, the only difference to you between tendering shares and not tendering shares is that you will be paid earlier if you tender your shares. Moreover, until the merger is consummated or if the merger were not to take place for some reason, the number of stockholders of NDB and the shares of NDB which are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, any public trading market) for the shares. Also, the shares may no longer be eligible to be traded on the New York Stock Exchange or any other securities exchange, and NDB may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Securities and Exchange Commission's rules relating to publicly held companies. See "Plans for NDB" and Section 7 of this offer to purchase--"Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations".

What is the market value of my shares as of a recent date?

   The last sale price of the shares reported on the New York Stock Exchange was:

  . $25.19 per share on October 6, 2000, the last trading day before Deutsche Bank proposed to NDB to acquire the remaining shares of NDB;

  . $47.31 per share on October 11, 2000, the last trading day before Deutsche Bank and NDB announced that we had signed the Merger Agreement; and

  . $48.44 per share on October 23, 2000, the last trading day before we commenced this offer.

   We recommend that you obtain a recent quotation for NDB shares before deciding whether to tender your shares. See Section 6 of this offer to purchase--"Price Range of Shares; Dividends."

Who can I talk to if I have questions about the tender offer?

   You can call Georgeson Shareholder Communications Inc. at (800) 223-2064 (toll free) or Deutsche Bank Securities Inc. at (877) 305-4919 (toll free). Georgeson is acting as the Information Agent, and Deutsche Bank Securities Inc. is acting as the Dealer Manager, for our offer. See the back cover page of this offer to purchase.

To the Holders of Shares of Common Stock of National Discount Brokers Group, Inc.:

                                 INTRODUCTION

   Deutsche Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Deutsche Bank AG, a banking company with limited liability organized under the laws of the Federal Republic of Germany, hereby offers to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of National Discount Brokers Group, Inc., a Delaware corporation, at a purchase price of $49.00 per Share, net to the seller in cash (the "Offer Price") (less any required withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the "offer").

   Stockholders of record who hold NDB shares registered in their name and tender NDB shares directly to ChaseMellon Shareholder Services, L.L.C. (the "Depositary") will not be required to pay brokerage fees or commissions or, except as described in Instruction 6 of the letter of transmittal, stock transfer taxes on the sale of NDB shares in the offer. Stockholders who hold their Shares through a bank or broker should check with such institution as to whether they will be charged any service fees. However, if a tendering stockholder does not complete and sign the Substitute Form W-9 included in the letter of transmittal, such stockholder may be subject to a required backup United States federal income tax withholding of 31% of the gross proceeds payable to such stockholder. See Section 5. Purchaser will pay all charges and expenses of the Depositary, Deutsche Bank Securities Inc., as Dealer Manager, and Georgeson Shareholder Communications Inc., as Information Agent, incurred in connection with the offer. See Section 14.

   The offer is conditioned upon, among other things, there being validly tendered in the offer and not properly withdrawn that number of Shares which, together with any Shares then beneficially owned by Purchaser or Deutsche Bank or any of their respective affiliates, represents at least a majority of the total number of outstanding Shares on a fully diluted basis on the date of purchase (the "Minimum Tender Condition"). The offer is also subject to certain other terms and conditions. See Section 12.

   The offer will expire at 12:00 midnight, New York City time, on Tuesday, November 21, 2000, unless extended. See Sections 1, 12 and 13.

   The offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 11, 2000, as amended (the "Merger Agreement"), among Deutsche Bank, Purchaser and NDB pursuant to which, after the completion of the offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into NDB and NDB will be the surviving corporation. At the effective time of the merger, each outstanding Share (other than Shares owned by Deutsche Bank, Purchaser or any subsidiary of Deutsche Bank, Purchaser or NDB or held in the treasury of NDB or held by stockholders who properly exercise dissenters' rights, if any), will by virtue of the merger, and without action by the holder thereof, be canceled and converted into the right to receive an amount in cash, without interest, equal to the per Share price paid pursuant to the offer (the "Merger Consideration") upon the surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in Section 10 below.

   Simultaneously with the execution of the Merger Agreement, Purchaser entered into a Stockholder Tender Agreement, dated as of October 11, 2000 (the "Stockholder Tender Agreement"), with Arthur Kontos, the President and Chief Executive Officer of NDB, and certain of his affiliates, Dennis Marino, the Executive Vice President and Chief Administrative Officer of NDB, Thomas W. Neumann, the Executive Vice President of NDB, Peter R. Kellogg and certain of his affiliates, Go2Net, Inc. and Vulcan Ventures Incorporated (each, a "Principal Stockholder" and collectively, the "Principal Stockholders"). The Principal Stockholders have represented in the Stockholder Tender Agreement that they beneficially own an aggregate of 6,113,882 Shares (not including Shares subject to options), representing approximately 26.7% of the Shares on a fully diluted basis. Pursuant to the Stockholder Tender Agreement, the Principal Stockholders have agreed, among other things, to tender all such Shares pursuant to the offer and have agreed to vote such Shares in favor of the merger. The Stockholder Tender Agreement is more fully described in Section 10.

   The Board of Directors of NDB (other than Deutsche Bank's representative, who was absent and did not vote) unanimously approved the offer and the merger and determined that the Merger Agreement and the transactions contemplated therein, including the offer and the merger, are advisable and fair to, and in the bests interests of, NDB's stockholders (other than Deutsche Bank and its wholly owned subsidiaries) and recommends that such stockholders accept the offer and, if stockholder approval of the merger is required by law, vote for the approval and adoption of the Merger Agreement.

   U.S. Bancorp Piper Jaffray, NDB's financial advisor, has delivered to the board of directors of NDB a written opinion, dated October 11, 2000, to the effect that as of that date and based upon and subject to the assumptions, factors and limitations set forth in the written opinion, the $49.00 per Share cash consideration to be received in the offer and the merger pursuant to the Merger Agreement by the holders of Shares was fair from a financial point of view to such holders (other than Deutsche Bank and its wholly owned subsidiaries). A copy of the opinion, which sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Schedule I to NDB's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the U.S. Securities and Exchange Commission in connection with the offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith. U.S. Bancorp Piper Jaffray's advisory services and opinion were provided for the information of the NDB board of directors in its evaluation of the offer and the merger and the opinion is not intended to be, nor does it constitute a recommendation to any stockholder as to whether such holder should tender Shares in the offer or vote in favor of the merger, if applicable.

   If the Minimum Tender Condition and the other conditions to the offer are satisfied and the offer is consummated, Purchaser will own a sufficient number of Shares to ensure that the merger will be approved. Under the Delaware General Corporation Law (the "DGCL") if, after consummation of the offer, Purchaser owns at least 90 percent of the Shares then outstanding, Purchaser will be able to cause the merger to occur without a vote of NDB's stockholders. In such event, Deutsche Bank, Purchaser and NDB have agreed in the Merger Agreement to take, subject to the satisfaction of the conditions set forth in the Merger Agreement, all necessary and appropriate actions to cause the merger to become effective as soon as practicable after the acceptance for payment of Shares by Purchaser pursuant to the offer without a meeting of the stockholders, in accordance with Section 253 of the DGCL. If, however, after consummation of the offer, Purchaser owns less than 90 percent of the then-outstanding Shares, a vote of NDB's stockholders will be required under the DGCL to approve the merger, and a significantly longer period of time will be required to effect the merger. See Section 10.

   The offer is conditioned upon, among other things, the Minimum Tender Condition being satisfied. NDB has informed Purchaser that, as of October 20, 2000, there were 21,010,399 Shares issued and outstanding and there were 1,891,806 Shares subject to issuance pursuant to NDB's outstanding stock options. As of the date of this offer to purchase, Deutsche Bank beneficially owns 3,502,119 Shares which represent approximately 16.7% of the Shares issued and outstanding as of such date, 15.3% on a fully diluted basis. See
Section 9.

   Based on the foregoing, and assuming no additional Shares (or warrants, options or rights exercisable for, or securities convertible into, Shares) have been issued (other than Shares issued pursuant to the exercise of the options referred to above), Purchaser believes there are approximately 22,902,205 Shares outstanding on a fully diluted basis. Accordingly, Purchaser believes that the Minimum Tender Condition would be satisfied if at least approximately 7,948,983 Shares are validly tendered prior to the Expiration Date (as defined in Section 1) and not properly withdrawn (1,835,101 additional Shares, assuming the Principal Stockholders tender all their 6,113,882 Shares).

   No appraisal rights are available in connection with the offer; however, under certain circumstances, stockholders may have appraisal rights in connection with the merger. See Section 13.

   Certain United States federal income tax consequences of the sale of Shares pursuant to the offer and the merger, as the case may be, are described in
Section 5 below.

   This offer to purchase and the related letter of transmittal contain important information that should be read carefully and in their entirety before any decision is made with respect to the offer.

                                SPECIAL FACTORS

Background of the Offer and the Merger

   From time to time during the past two years, NDB has engaged in informal discussions with regard to the possibility of entering into a strategic alliance or business combination. However, except as set forth herein, no firm proposals for any such alliance or business combination have been received by NDB.

   In March, 2000, Deutsche Bank and NDB first met to discuss a possible transaction in which Deutsche Bank would make a significant investment in NDB and form a strategic alliance with NDB to make available certain of Deutsche Bank's proprietary research on equity securities to NDB's retail customers through its website, to cooperate with regard to the online distribution of initial public offerings of securities in the United States and, through joint ventures, to provide online discount brokerage services in Western Europe and other areas worldwide. On May 15, NDB and Deutsche Bank entered into a Securities Purchase Agreement pursuant to which Deutsche Bank agreed to purchase 3,000,000 Shares at a purchase price of $45.31 per Share. The transaction was consummated on June 15. At that time, Deutsche Bank, NDB and certain of their affiliates entered into additional agreements, including a registration rights agreement, a stockholder agreement (the "Existing Stockholder Agreement"), a U.S. securities research agreement and term sheets for proposed European and worldwide joint ventures. The Existing Stockholder Agreement, among other things, prohibits Deutsche Bank and its affiliates from acquiring more than 19.3 percent of the voting capital stock of NDB, and prohibits Deutsche Bank and its affiliates from acquiring, or proposing to acquire, any securities or assets of NDB or entering into any merger or other business combination transaction with NDB without the consent of NDB's board of directors.

   In late July, 2000, Mr. Arthur Kontos, Vice Chairman, President and Chief Executive Officer of NDB, was contacted by a senior executive officer (the "Senior Executive") of a financial services company (the "First Potential Acquiror"), with whom NDB had previously discussed a possible business combination or strategic alliance transaction. At the request of the Senior Executive, an initial meeting was scheduled for July 27, at which representatives of the First Potential Acquiror met with Mr. Kontos, Ms. Denise Isaac, Executive Vice President and Treasurer of NDB, and Mr. Gregg Sharenow, Executive Vice President of National Discount Brokers Corporation. The representatives of the First Potential Acquiror requested certain non-public information from NDB with respect to its financial position, results of operations and business activities, as a preliminary step in developing a proposal for further discussion. On July 31, NDB and the First Potential Acquiror entered into a confidentiality agreement, and NDB made available to the First Potential Acquiror certain of the information that had been requested. Mr. Kontos informally advised members of the NDB board of directors of these developments.

   In order to prepare for further discussions with the First Potential Acquiror, NDB contacted U.S. Bancorp Piper Jaffray with a view to engaging them to act as a financial advisor to NDB in connection with any proposed strategic alliance or business combination transaction. U.S. Bancorp Piper Jaffray entered into a confidentiality agreement with NDB, dated August 1, 2000, pursuant to which NDB subsequently provided to U.S. Bancorp Piper Jaffray certain non-public information concerning NDB's financial position, results of operations and business activities. NDB also at that time disclosed to U.S. Bancorp Piper Jaffray the identity of the First Potential Acquiror, and the fact that discussions between the two companies had commenced that could result in a proposed business combination or strategic alliance.

   Representatives of the First Potential Acquiror met with representatives of NDB on August 14, 17 and 23 to conduct a due diligence review of NDB, during the course of which NDB supplied additional non-public information. During this period, the Senior Executive and Mr. Kontos spoke by telephone on several occasions. The Senior Executive initially proposed a transaction structured as a stock-for-stock merger that would qualify for accounting treatment as a pooling of interests at a purchase price per Share of $43.00. The proposed price was rejected by NDB as inadequate. A subsequent proposal at a purchase price per Share of $47.00 was also rejected.

   On August 14 and September 1, Mr. Kontos spoke by telephone with the Senior Executive regarding the results of the First Potential Acquiror's due diligence review and potential terms of a business combination transaction. On September 14, at the request of the Senior Executive, Mr. Kontos, Mr. Sharenow, the Senior Executive and another senior official of the First Potential Acquiror met in New York City to discuss specific details of a potential offer to acquire NDB. Among the matters discussed were the potential effect of such a transaction on NDB's online brokerage subsidiary and its employees, and the possibility that pooling accounting treatment might not be a necessary condition of the transaction. Throughout this period, Mr. Kontos kept members of the NDB board of directors apprised of his discussions with the First Potential Acquiror.

   On September 18, NDB was contacted by a second potential acquiror (the "Second Potential Acquiror"), seeking to schedule a meeting for the purpose of discussing a potential business combination transaction. The following day, representatives of the Second Potential Acquiror met with representatives of NDB, at NDB's executive offices in Jersey City, New Jersey. Representatives of NDB also met with representatives of a third potential acquiror (the "Third Potential Acquiror") on September 19 at NDB's executive offices in Jersey City, New Jersey. NDB entered into a confidentiality agreement with the Second Potential Acquiror on September 20, and with the Third Potential Acquiror on September 22.

   Because of Deutsche Bank's existing equity position in NDB, the First Potential Acquiror requested that Mr. Kontos contact Deutsche Bank to disclose to Deutsche Bank the First Potential Acquiror's interest in acquiring NDB. On September 19, Mr. Kontos and Mr. Sharenow met with Mr. Kevin Parker, Deutsche Bank's representative on the NDB board of directors for this purpose. As a result of this discussion, Mr. Parker informed Mr. Kontos that Deutsche Bank would also consider making a proposal to acquire NDB and that he would not participate in the NDB board of director's consideration of any prospective proposal.

   On September 21, representatives of the Second Potential Acquiror met with Mr. Kontos, Mr. Thomas Neumann, Executive Vice President of NDB, and Mr. Sharenow and other officials of NDB, in connection with their due diligence review of NDB. On September 24, representatives of the Third Potential Acquiror also met with representatives of NDB, at NDB's executive offices. At these meetings, certain non-public information regarding NDB's financial position, results of operations and business activities was provided to such representatives.

   On September 25, NDB engaged U.S. Bancorp Piper Jaffray to act as its financial advisor in connection with a potential business combination transaction. On the same date, Deutsche Bank entered into a confidentiality agreement with NDB, and began a review of non-public financial and operating information of NDB. Also on that day, NDB engaged Credit Suisse First Boston to act as an additional financial advisor to NDB. In the evening, Mr. Neumann met with senior executives of the Third Potential Acquiror and discussed the possible combination of certain business operations of the two companies.

   On September 26, U.S. Bancorp Piper Jaffray sent a letter to the Second Potential Acquiror, advising it that NDB expected to receive specific indications of interest from one or more prospective acquirors, and requesting that they indicate any interest they might have in a business combination transaction with NDB on or prior to September 28, 2000. Enclosed with the letter was a form of merger agreement prepared by counsel to NDB. Separately, prior to September 26, NDB was informed that if the Third Potential Acquiror were to make a proposal to acquire NDB, it would be at a price below $40.00 per Share. NDB responded to representatives of the Third Potential Acquiror that such a proposal would not be of interest, and no such proposal was made. From September 20 to September 26, Mr. Kontos and Mr. Frank Lawatsch, Executive Vice President, Secretary and General Counsel of NDB, kept each member of the NDB board of directors (other than Deutsche Bank's representative) apprised of these communications.

   On September 28, the First Potential Acquiror sent a preliminary indication of interest, together with a discussion paper setting forth the terms upon which it proposed to acquire 100% of the equity of NDB, including all options, warrants and other rights to purchase shares of NDB or any of its subsidiaries. The transaction proposed was structured as a stock-for-stock merger at a price of $51.00 per fully diluted share of NDB, the exchange ratio for which would be fixed on the date of execution of a definitive merger agreement. The discussion paper specifically stated that no collar mechanisms or other approaches perceived to create price protection would be agreed by the First Potential Acquiror. The transaction was structured to qualify as a tax free reorganization for NDB stockholders and to qualify for accounting treatment as a pooling of interests. The First Potential Acquiror also requested that NDB grant it a "lock-up" option to purchase Shares, and a termination fee of $35 million. The First Potential Acquiror also requested that Mr. Kontos, Mr. Neumann and other employees of NDB identified by the First Potential Acquiror enter into three-year employment and non-competition agreements that would replace the existing employment agreements and bonus arrangements for those individuals, to the extent such agreements and arrangements existed. The terms of employment for Mr. Kontos and Mr. Neumann and the positions they would occupy at the acquiring company were briefly discussed in the letter. In connection with its preliminary indication of interest, the First Potential Acquiror also proposed to create a retention pool in an amount not to exceed $22 million for certain key employees to be jointly designated by the parties.

   The discussion paper also noted that the conditions to execution of definitive agreements would include but not be limited to satisfactory completion by the First Potential Acquiror of its due diligence investigation, a satisfactory restructuring of NDB's relationship with Deutsche Bank, contemporaneous execution of voting agreements with major stockholders of NDB and approval of the transaction by the board of directors of the First Potential Acquiror.

   The letter also stated that nothing in the letter or the attached discussion paper was intended to create any obligation binding on NDB or the First Potential Acquiror (other than certain confidentiality obligations).

   The First Potential Acquiror did not provide a marked up copy of the draft merger agreement previously circulated by NDB.

   On the following day, September 29, the NDB board of directors met to discuss the proposal made by the First Potential Acquiror. The meeting took place at the executive offices of NDB. All members of the NDB board of directors (other than Mr. Parker) attended the meeting in person or by conference telephone call. Also present were Mr. Lawatsch, Mr. Sharenow, and representatives of Credit Suisse First Boston and U.S. Bancorp Piper Jaffray.

   At the meeting, Mr. Kontos reviewed the history of his discussions with each of the companies which had expressed interest in a potential business combination with NDB. The NDB board of directors then considered the written indication of interest received from the First Potential Acquiror. The representatives of Credit Suisse First Boston reviewed with the NDB board of directors the terms proposed by the First Potential Acquiror, and responded to questions from members of the NDB board of directors regarding the proposed termination fee and retention arrangements, as well as the conditions to execution of a definitive agreement and consummation of a transaction that the First Potential Acquiror had outlined. They also presented information to the NDB board of directors with respect to the business activities, historic financial results and operating performance of the First Potential Acquiror and the recent trading performance of its stock.

   Representatives of U.S. Bancorp Piper Jaffray presented information to the NDB board of directors with respect to recent mergers in the brokerage, market-making and e-finance industries and selected market, analyst and operating data and statistics regarding Deutsche Bank, the First Potential Acquiror, NDB and a group of comparable companies.

   Counsel also reviewed certain specific terms of the discussion paper, including the benefit of obtaining price protection in the form of a collar or right to terminate in the event of deterioration in the market price of the stock to be received by NDB's stockholders in the transaction, the risks associated with structuring a transaction to require pooling of interests accounting treatment, the inability of NDB to grant a "lockup" option, due to the restrictions on NDB set forth in the Existing Stockholder Agreement, and the negative effect such a provision would have, if granted, on NDB's ability to enter into a pooling transaction with any other person, in the event the proposed transaction with the First Potential Acquiror were not successfully completed. Counsel also suggested the proposed retention arrangements for key employees would need to be addressed in detail before entering into a definitive agreement. Among other things, counsel also noted that imposing as a condition to the transaction that the relationship between NDB and Deutsche Bank be satisfactorily restructured could adversely affect the ability of NDB to successfully complete the transaction.

   The NDB board of directors discussed the potential impact of a transaction in the form proposed by the First Potential Acquiror on NDB and its business activities, and in particular on the employees of NDB. Concern was expressed that a transaction of this type could create uncertainty that might lead to loss of key employees, adversely affecting the value of NDB. In this regard, the NDB board of directors requested management to obtain additional information from the First Potential Acquiror regarding the details of its proposals regarding retention of employees of NDB, and whether such provisions could be put in place prior to consummation of any proposed transaction.

   The NDB board of directors authorized management to continue discussions with all of the potential bidders and to report back to the board on the progress of such discussions. Later that day, Mr. Kontos spoke by telephone with the Senior Executive and described to him the elements of the discussion paper that would need to be developed further to make progress toward a definitive agreement.

   On October 4, several senior executive officers of the First Potential Acquiror held a telephone conference with Mr. Kontos and Mr. Lawatsch regarding issues presented by the proposal set forth in the discussion paper.

   On October 5, Mr. Lawatsch conferred with counsel and certain senior officials of the First Potential Acquiror, to discuss the potentially significant issues presented by the discussion paper previously reviewed with the NDB board of directors. Among other things, he explained the risks perceived by the NDB board of directors in entering into a stock-for-stock transaction at a fixed exchange ratio without any price protection for NDB's stockholders, the uncertain nature and amount of compensation available to retain key employees of NDB and the potential risks presented to NDB if such employees perceived the arrangements as inadequate. He also explained the risks to NDB from structuring the transaction to require pooling of interests accounting treatment, and the inability of NDB to grant a "lockup" option, due to the restrictions on NDB set forth in the Existing Stockholder Agreement. Among other things, Mr. Lawatsch also explained that requiring that the relationship between NDB and Deutsche Bank be restructured prior to consummation of the transaction would be impracticable. Officials of the First Potential Acquiror inquired about what response NDB had received from Deutsche Bank to the information regarding the First Potential Acquiror's indication of interest, and whether a transaction could be successfully effected without Deutsche Bank's cooperation.

   On October 6, the NDB board of directors met by conference telephone call. Mr. Kontos conveyed the results of the further discussions with the First Potential Acquiror, and the likelihood that no further substantive developments would occur until some response had been received from Deutsche Bank, as to whether it would present an acquisition proposal. At the time of this conference, no such proposal had been received. In addition, counsel to NDB added that the preliminary indication of interest submitted by the First Potential Acquiror had a condition relating to a satisfactory restructuring of the relationship between NDB and Deutsche Bank. After the close of business on October 6, Mr. Parker called Mr. Kontos to propose the price and terms upon which Deutsche Bank would be willing to acquire all of the outstanding equity of NDB. Mr. Parker initially proposed a price of $46.50 per Share in cash. The transaction proposed by Mr. Parker was structured as a first-step tender offer for all of the outstanding Shares, followed by a second-step merger. Mr. Parker also indicated that Deutsche Bank would make available a pool of up to $60 million for retention of key employees of NDB and its subsidiaries. Mr. Kontos suggested that the price was not adequate. After further discussion, Mr. Parker agreed to a proposed purchase price of $49.00 per Share, subject to satisfactory resolution of additional business and legal issues. Later in the evening of October 6, counsel to Deutsche Bank distributed drafts of the Merger Agreement and Stockholder Tender Agreement to counsel to NDB.

   On October 7, Mr. Kontos called the Senior Executive to communicate that an offer had been received from Deutsche Bank to purchase all of the outstanding equity of NDB at a price per Share in cash that was close to the stock price proposed by the First Potential Acquiror and that the retention package offered by Deutsche Bank was nearly three times larger than that offered by the First Potential Acquiror, thus making potentially damaging departures of employees less likely.

   On October 7, Mr. Kontos, Mr. Sharenow, Mr. Daniel Fishbane, Executive Vice President and Chief Financial Officer of NDB, and counsel to NDB met with Mr. Parker, Mr. Thomas Curtis, Managing Director and Head of Corporate and Regulatory Affairs for Deutsche Bank Group-Americas, and counsel to Deutsche Bank, to review elements of the proposed retention package and to continue Deutsche Bank's due diligence investigation of recent financial results of NDB. Mr. David Kloeppel of Deutsche Bank Securities Inc. also spoke with Mr. Fishbane to confirm certain financial information.

   On October 8, a meeting of the NDB board of directors was held; all members (other than Mr. Parker and Mr. Kellogg) attended the meeting either in person or by conference telephone call. Counsel to NDB were also present as well as representatives of Credit Suisse First Boston and, by telephone, representatives of U.S. Bancorp Piper Jaffray.

   Mr. Lawatsch reviewed the developments to date in the discussions with the First Potential Acquiror and Deutsche Bank. He also noted that communications had been received from the Second Potential Acquiror and the Third Potential Acquiror indicating that neither of those companies was likely to present an offer. He discussed his communications with senior officials and counsel to the First Potential Acquiror, and that little response had been received, other than requests for details regarding Deutsche Bank's proposal. He noted, in particular, that they had been unresponsive to NDB's request for a collar or some other form of price protection. Mr. Kontos explained that a transaction with the First Potential Acquiror might result in a significant reduction in the existing workforce at NDB.

   Mr. Lawatsch then described the status of discussions with representatives of Deutsche Bank, and the schedule for further discussions. He noted that Deutsche Bank had proposed that Mr. Kontos and Mr. Peter Kellogg and their respective affiliates and other individuals to be designated by Deutsche Bank enter into an agreement with Purchaser, more extensive than the Stockholder Tender Agreement on which the parties ultimately agreed, pursuant to which they would agree to tender Shares owned by them into the offer, grant an irrevocable proxy to Purchaser, and grant an option to Purchaser to purchase such Shares at the Offer Price. Mr. Kontos explained that he would not be willing to grant Deutsche Bank an option of the type requested in the draft agreement. Members of the NDB board of directors then expressed their concern that the restrictive provisions of the proposed agreement could make it more difficult to accept a proposal superior to that proposed by Deutsche Bank. Deutsche Bank's proposals for a $42.5 million termination fee, and for additional expense reimbursement in the event of termination, were then also described and discussed by the directors.

   Mr. Lawatsch explained that Deutsche Bank's proposal would become public upon the filing of an amendment to its Schedule 13D, which was required as a result of the proposal made by Mr. Parker to Mr. Kontos in the evening of October 6. It was also noted that the Management Board of Deutsche Bank was scheduled to consider the transaction in the morning of October 10, and that it would be preferable from NDB's perspective not to enter into a definitive agreement until the approval of the Management Board had been obtained. The NDB board of directors considered the potential risk to NDB that would arise from public announcement of a potential transaction, and particularly the risk of losing certain key employees. Counsel to NDB discussed the circumstances under which the proposed termination fee could be payable, and the board considered the potential impact of such a termination and payment on NDB.

   Counsel also explained the provisions of the draft Merger Agreement that would permit the NDB board of directors to engage in negotiations with another prospective purchaser, if it determined in the exercise of its fiduciary duties that such discussions could result in a superior proposal, and the provisions which would permit NDB to terminate the Merger Agreement.

   No recommendations were made with respect to either the indication of interest presented by the First Potential Acquiror or the proposal presented by Deutsche Bank. In the absence of any substantive response from the First Potential Acquiror on the issues presented to them, management was instructed by the board to continue negotiation of the agreements with a view to completing documentation of the transaction proposed by Deutsche Bank.

   Arrangements were then made to provide to the directors revised drafts of the Merger Agreement and the Stockholder Tender Agreement, and draft materials to be presented by U.S. Bancorp Piper Jaffray in connection with its analysis of the fairness of the offer and merger to stockholders of NDB (other than Deutsche Bank and its wholly owned subsidiaries), prior to the meeting of the NDB board of directors scheduled for the following evening.

   During the day on October 9, discussions continued between representatives of NDB and of Deutsche Bank. In the evening, the NDB board of directors again met in person and by conference telephone call. All members of the NDB board of directors (other than Mr. Parker) attended this meeting. Among those also in attendance were counsel to NDB and representatives of U.S. Bancorp Piper Jaffray and Credit Suisse First Boston. Counsel reviewed a number of the issues currently open between NDB and Deutsche Bank, including the proposed terms of the Stockholder Tender Agreement, particularly the "lock-up" option requested by Deutsche Bank, and the proposed terms of the Merger Agreement, particularly the condition in favor of Deutsche Bank in the event its Supervisory Board disapproved the proposed transaction, the non-solicitation provisions and the related provisions permitting the NDB board of directors to pursue a superior proposal in the exercise of its fiduciary duties, the amount of the proposed termination fee and the related provisions governing when such a fee would be payable, NDB's request for a reciprocal termination fee, the definition of a "Material Adverse Effect" and certain of the conditions to the offer, in particular those providing for termination in the event any person accumulates 10% or more of the Shares, or in the event that the NASDAQ index declined 20% or more after the date of the Merger Agreement, and certain elements of the proposed retention arrangements, which remained to be drafted and negotiated.

   The NDB board of directors questioned counsel regarding provisions of the draft agreements.

   On October 10, the Management Board of Deutsche Bank approved the making of the proposal and the offer and the merger. Deutsche Bank filed an amendment to its Schedule 13D on file with the SEC, disclosing that it had proposed an acquisition of NDB at a purchase price of $49.00 per Share, net to the seller in cash, and NDB issued a press release to that effect. That morning, the Senior Executive contacted Mr. Kontos and withdrew the First Potential Acquiror's indication of interest in proceeding with a business combination transaction. Shortly thereafter, Mr. Lawatsch and the Senior Executive discussed whether the First Potential Acquiror might make an improved offer, and Mr. Lawatsch referred to the points he had previously discussed with counsel and other senior officials of the First Potential Acquiror on October
5. NDB has not subsequently received a revised proposal from the First Potential Acquiror.

   Also on October 10, representatives of NDB met with representatives of Deutsche Bank at the offices of Deutsche Bank's counsel to further negotiate the Merger Agreement and the Stockholder Tender Agreement, and to secure agreement regarding the employee retention arrangements proposed by Deutsche Bank. Subject to final agreement by the parties on the form of the definitive agreements, it was agreed among other things that the option would be removed from the Stockholder Tender Agreement, that the condition relating to the decline in the NASDAQ index would be removed from the Offer Conditions and the condition relating to a person accumulating Shares would be revised to apply only if such an accumulation were 20% or more of the outstanding Shares, that the provisions regarding the circumstances in which NDB would be required to pay a termination fee would be revised and the amount of the fee reduced from $42.5 million to $35 million. Subject to final documentation, the parties also agreed on the scope of the representations and warranties to be made by NDB. The agreements were then reviewed by counsel and distributed to the parties.

   On October 11, the revised agreements and written fairness presentation prepared by U.S. Bancorp Piper Jaffray were distributed to the NDB board of directors. During the day, representatives of the parties continued to discuss the form of the definitive agreements and arrangements regarding employee retention. In the evening, a meeting of the NDB board of directors was held at NDB's executive offices and by conference telephone call. All of the members of the NDB board of directors (other than Mr. Parker) attended the meeting. At this meeting, counsel to NDB reviewed the status of negotiations with Deutsche Bank, and the changes that had been made in the Merger Agreement and the Stockholder Tender Agreement and explained the material terms of the proposed retention agreements offered to Messrs. Kontos, Neumann and Lawatsch. U.S. Bancorp Piper Jaffray presented financial information relating to its opinion concerning the proposed consideration to be paid in the offer and the merger proposed by Deutsche Bank. The directors expressed concern that in the absence of a definitive agreement and appropriate retention arrangements, significant personnel of NDB could be attracted by other employment opportunities. At the conclusion of the meeting, U.S. Bancorp Piper Jaffray delivered its opinion that the cash consideration proposed to be received by the stockholders of NDB in the proposed offer and the merger was fair, from a financial point of view, to such stockholders (other than Deutsche Bank and its wholly owned subsidiaries). Following the meeting of the board of directors, the Merger Agreement and the Stockholder Tender Agreement were executed and delivered by the parties thereto. Prior to the opening of trading on October 12, Deutsche Bank and NDB issued a press release announcing execution of the Merger Agreement and the transactions contemplated thereby.

   On October 23, 2000, the Supervisory Board of Deutsche Bank approved the offer and the merger. On that same day, Deutsche Bank, Purchaser and NDB amended the Merger Agreement to eliminate Supervisory Board approval as an Offer Condition and to permit Deutsche Bank and Purchaser to commence the offer on October 24, 2000.

Recommendation of the NDB Board of Directors; Fairness of the Offer and the Merger

   The NDB board of directors (other than Deutsche Bank's representative, who was absent and did not vote) unanimously approved the offer and the merger and determined that the Merger Agreement and the transactions contemplated therein, including the offer and the merger, are advisable and fair to, and in the best interests of, the holders of Shares (other than Deutsche Bank and its wholly owned subsidiaries) and recommends that such stockholders accept the offer and, if stockholder approval of the merger is required by law, vote for the approval and adoption of the Merger Agreement.

   In considering the recommendation of the NDB board of directors with respect to the offer and the merger, you should be aware that certain officers and directors of NDB have certain interests that are in addition to, or different from, the interests of the public stockholders of NDB. See "Interests of Certain Persons."

   In view of the wide variety of factors considered in connection with the evaluation of the offer and the merger, the NDB board of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors it considered in reaching its determinations.

   The discussion herein of the information and factors considered and given weight by the NDB board of directors is not intended to be exhaustive but is believed to include all material factors considered by the NDB board of directors.

   In evaluating the offer and the merger, the NDB board of directors relied upon its knowledge of the business, financial condition and prospects of NDB as well as the advice of legal and financial advisors. In reaching its decision that the offer and the merger were advisable and fair to, and in the best interests of, the holders of Shares (other than Deutsche Bank and its wholly owned subsidiaries), the NDB board of directors considered a number of factors, including the following, which the NDB board of directors concluded supported its decision to recommend the offer and the merger:

  . Market Price and Premium. The NDB board of directors considered the historical market and recent trading activity of the Shares, including the fact that the $49.00 per Share cash consideration represents a premium of approximately 94% over the $25.25 per Share closing price on the New York Stock Exchange ("NYSE") on October 9, 2000, the last full trading day before the public announcement of

     Deutsche Bank's proposal to acquire the Shares it did not already own, and approximately 71% over the $31.08 per Share closing price average on the NYSE over the 20 trading days prior to the October public announcement of Deutsche Bank's proposal.

  . Board of Directors' Arm's-Length Negotiations. The NDB board of directors considered the fact that the Merger Agreement and the transactions contemplated thereby were the product of arm's length negotiations between Deutsche Bank and the NDB board of directors (and their respective advisors) and the fact that the NDB board of directors consists of nine directors, only one of whom is employed by Deutsche Bank and five of whom are not employed by either NDB or Deutsche Bank. The one director who is Deutsche Bank's representative on the NDB board of directors did not attend any of the NDB board of directors meetings to evaluate or vote upon the offer and the merger.

  . Offer Price and Merger Consideration. The NDB board of directors concluded, based on its negotiations with Deutsche Bank, that a price higher than $49.00 per Share could not likely be obtained.

  . Relationship with Deutsche Bank; Available Alternatives. The NDB board of directors considered Deutsche Bank's ownership of approximately 16% of the outstanding Shares and the effects of such ownership on the alternatives available to NDB. The NDB board of directors considered the existence of an alternative preliminary indication of interest from another potential bidder and expressly noted that such indication of interest was conditioned upon a satisfactory restructuring of NDB's relationship with Deutsche Bank.

  . Stockholder Tender Agreement. The NDB board of directors considered the fact that Deutsche Bank insisted that stockholder tender agreements be entered into with certain significant NDB stockholders covering shares of common stock totalling approximately 29.1% of the issued and outstanding common stock, which when taken together with the Common Stock owned by Deutsche Bank and its wholly owned subsidiaries, constitutes approximately 45% of the issued and outstanding common stock. The NDB board of directors considered the fact that while the entering into of such agreements by such stockholders would affect any alternative bidder's future ability to consummate an acquisition proposal, Deutsche Bank's requirement for such agreements was an integral part of Deutsche Bank's proposal. The NDB Board also took note of the support expressed by the Principal Stockholders as evidenced by their willingness to enter into the Stockholder Tender Agreement.

  . Opinion of the NDB Board of Directors' Financial Advisor. The NDB board of directors considered the opinion of U.S. Bancorp Piper Jaffray, dated October 11, 2000, to the NDB board of directors as to the fairness, from a financial point of view and as of that date, of the $49.00 per Share cash consideration to be received in the offer and the merger by the holders of Shares (other than Deutsche Bank and its wholly owned subsidiaries).

  . Presentation of the NDB Board of Directors' Financial Advisor. The NDB board of directors considered the various financial information, valuation analyses and other factors set forth in the written presentation delivered to the NDB board of directors by U.S. Bancorp Piper Jaffray at the meeting of the NDB board of directors on October 11, 2000, including those described below in "Opinion of U.S. Bancorp Piper Jaffray."

  . Transaction Structure. The NDB board of directors evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding Shares, thereby enabling NDB's stockholders the opportunity to obtain cash for all of their Shares at the earliest possible time and the fact that the per Share cash consideration to be paid in the offer and the merger is the same. The NDB board of directors also considered the fact that the structure enables the transaction to be consummated at the earliest possible time, thereby limiting the potential for the value of NDB to be adversely affected by the employee attrition that is commonly attendant with a lengthy sale-of-the-company process. The NDB board of directors also considered the fact that Deutsche Bank's proposal was publicly announced on Tuesday, October 10, 2000. In the event that the Merger Agreement was not executed in a timely manner, the Board expressly noted that the likelihood of attrition of key NDB personnel would be increased because of the attendant uncertainty and thereby could jeopardize the prospects for successfully concluding any transaction involving NDB.

  . Minimum Condition. The NDB board of directors considered the fact that the offer was conditioned upon a majority of the outstanding Shares being validly tendered and not withdrawn prior to the expiration of the offer and that such condition could not be waived by Deutsche Bank without the prior written consent of NDB. See Section 1--"Terms of the Offer."

  . Financing. The NDB board of directors considered that financing is not a condition of Deutsche Bank's obligation to complete the merger and the representation and warranty of Deutsche Bank and Purchaser in the Merger Agreement that Purchaser will have available all the funds necessary to consummate the offer and the merger in accordance with the Merger Agreement, and to make all other necessary payments of fees and expenses required to be paid by Deutsche Bank and Purchaser relating to such transactions.

  . Terms of the Merger Agreement. The NDB board of directors evaluated the terms of the Merger Agreement, including the circumstances under which the NDB Board may withdraw its recommendation of the merger and the offer and NDB may terminate the Merger Agreement, the parties' representations, warranties and covenants and the conditions to their respective obligations. The NDB board of directors also considered the amount of, and the conditions pursuant to which, a break-up fee would be paid to Deutsche Bank if the agreement is terminated prior to the Effective Time and the absence of a reciprocal break-up fee in the event the offer and the merger are not successfully completed.

  . Availability of Dissenters' Rights. The NDB board of directors considered the fact that dissenters' appraisal rights will be available under Delaware law with respect to the merger.

  . Possible Decline in Market Price of Shares. The NDB board of directors considered the possibility that if a transaction with Deutsche Bank is not consummated and NDB remained a publicly-owned corporation, the price that might be received by the holders of the Shares in the open market or in a future transaction might be less than the $49.00 per Share to be received by NDB's stockholders in connection with the offer and the merger.

  . Trends in the Industry. The NDB board of directors considered various trends in the financial services industry, including the recent consolidation among those companies that serve as market-makers to institutions and other broker-dealers and the effect of such consolidation on NDB's ability to compete effectively in its existing markets.

  . Retention of Senior Executives. The NDB board of directors also considered the size and scope of Deutsche Bank's proposal with respect to retention compensation packages for certain of NDB's senior executives and other employees, as compared with the comparable arrangements proposed by the First Potential Acquiror. The NDB board of directors was aware of, and considered, the other respects in which the directors, officers and employees of NDB had interests that were different from, or in addition to, those of the NDB public stockholders.

   In addition to the factors listed above, the NDB board of directors considered the fact that the consummation of the offer and the merger would eliminate the possibility of public stockholders from participating in any future growth in the value of NDB. The NDB board of directors concluded that this loss of opportunity was appropriately reflected in the $49.00 per Share to be paid in the offer and the merger.

Opinion of U.S. Bancorp Piper Jaffray

   Pursuant to an engagement letter dated September 25, 2000, NDB retained U.S. Bancorp Piper Jaffray to act as its non-exclusive financial advisor and, if requested, to render to the NDB board of directors an opinion as to the fairness, from a financial point of view, of the consideration to be received by the stockholders of NDB in the offer and the merger.

   U.S. Bancorp Piper Jaffray delivered to the NDB board of directors on October 11, 2000, its opinion, as of that date and based upon and subject to the assumptions, factors and limitations set forth in the written opinion and described below, the cash consideration proposed to be received by the holders of Shares (other than Deutsche Bank or any of its wholly owned subsidiaries) in the proposed offer and merger was fair, from a financial point of view, to such holders.

   While U.S. Bancorp Piper Jaffray rendered its opinion and provided certain analyses to the NDB board of directors, U.S. Bancorp Piper Jaffray was not requested to and did not make any recommendation to the NDB board of directors as to the specific form or amount of the consideration to be received by the holders of Shares in the proposed offer and merger. U.S. Bancorp Piper Jaffray's written opinion, which was directed to the NDB board of directors, addresses only the fairness, from a financial point of view, of the proposed consideration to be received by NDB stockholders (other than Deutsche Bank or any of its wholly owned subsidiaries) in the proposed Transaction, does not address NDB's underlying business decision to proceed with or effect the Transaction and does not constitute a recommendation to any stockholder of NDB regarding whether to tender Shares in the offer or how to vote in the merger.

   In arriving at its opinion, U.S. Bancorp Piper Jaffray's review included:

  .  a draft of the Merger Agreement dated October 11, 2000;

  . publicly available financial, operating, and business information relative to NDB;

  . publicly available market and securities data of NDB and of selected public companies deemed comparable to NDB;

  . to the extent publicly available, financial information relating to selected transactions involving companies operating in industries deemed comparable to that in which NDB operates; and

  . internal financial information of NDB prepared for financial planning purposes and furnished by the management of NDB.

   In addition, U.S. Bancorp Piper Jaffray visited the headquarters of NDB and conducted discussions with members of management of NDB concerning the financial condition, current operating results and business outlook of NDB on a stand-alone basis and as combined with Deutsche Bank as a result of the offer and the merger.

   The full text of the written opinion of U.S. Bancorp Piper Jaffray, dated October 11, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Schedule I to the
Schedule 14D-9 and is incorporated by reference herein. This summary of U.S. Bancorp Piper Jaffray's opinion is qualified in its entirety by reference to the full text of such opinion. Holders of Shares are urged to, and should, read carefully such opinion in its entirety.

   A copy of U.S. Bancorp Piper Jaffray's written presentation to the NDB board of directors has been filed with the SEC as an exhibit to the Schedule TO filed by Deutsche Bank and Purchaser and will be available for inspection and copying at the principal executive offices of NDB during regular business hours by any interested stockholder of NDB or any representative of such stockholder who has been so designated in writing and also may be inspected and copied at the office of, and obtained by mail from, the SEC. See Section 8--"Information Concerning National Discount Brokers Group--Available Information."

   In delivering its opinion to the NDB board of directors, U.S. Bancorp Piper Jaffray prepared and delivered to the NDB board of directors written materials containing various analyses and other information material to the opinion. The following is a summary of the materials presented:

 Consideration

   Giving effect to the $49.00 per share offer price and the outstanding Shares and common Share equivalents, U.S. Bancorp Piper Jaffray calculated the aggregate equity value of the offer and merger for NDB common stock, on a fully diluted basis, to be approximately $1.065 billion.

 Market Analysis

   U.S. Bancorp Piper Jaffray reviewed the trading history of the Shares. U.S. Bancorp Piper Jaffray presented the recent Share trading information contained in the following table:

     Closing price on October 9, 2000................................... $25.25
     10 trading day closing average.....................................  28.41
     20 trading day closing average.....................................  31.08
     30 calendar day closing average....................................  31.55
     60 calendar day closing average....................................  33.35
     90 calendar day closing average....................................  33.92
     180 calendar day closing average...................................  32.00
     Year-to-date trading day closing average...........................  32.95
     Latest twelve months calendar day closing average..................  32.08
     30 day high trade..................................................  37.81
     30 day low trade...................................................  24.25
     90 day high trade..................................................  39.88
     90 day low trade...................................................  24.25
     52 week high trade.................................................  59.25
     52 week low trade..................................................  20.38

   U.S. Bancorp Piper Jaffray also reviewed the stock trading history of NDB common stock since June 22, 1999, the date of NDB's secondary offering, and presented a weighted average closing stock price of NDB common stock since the secondary offering of $37.24.

   U.S. Bancorp Piper Jaffray also presented selected historical stock price data of NDB against the comparable groups described below and the Nasdaq and New York Stock Exchange Composite indices. In addition, U.S. Bancorp Piper Jaffray presented an analysis of NDB's stockholder base.

 Comparable Company Analysis

   U.S. Bancorp Piper Jaffray compared financial information and valuation ratios relating to NDB to corresponding data and ratios from two groups of publicly traded companies deemed comparable to NDB. The first group included companies operating in the market making and equity trading services industry. The second group included companies operating primarily in the online brokerage industry. The groups were selected from companies with a market capitalization between $635 million and $42 billion which U.S. Bancorp Piper Jaffray deemed comparable to NDB. The companies in the market maker and equity trading services group included Investment Technology Group, Inc., Knight Trading Group, Inc., and LaBranche & Co. Inc. The companies in the online brokerage group included AmeriTrade Holdings Corporation, The Charles Schwab Corporation, DLJ Direct Inc., E*TRADE Group, Inc. and TD Waterhouse Group, Inc.

   The analysis with the comparable market maker and equity trading services group produced multiples of selected valuation data as follows:

                                                         Market Maker/Equity
                                                         Services Comparable
                                                              Companies
                                                       ------------------------
                                                NDB(1)  Low  Mean  Median High
                                                ------ ----- ----- ------ -----
Market capitalization to latest twelve months
 revenue......................................   2.7x   2.6x  4.0x  4.0x   5.4x
Market capitalization to estimated calendar
 2000 revenue.................................   2.8x   2.4x  3.1x  3.1x   3.8x
Market capitalization to estimated calendar
 2001 revenue.................................   2.4x   2.0x  2.6x  2.6x   3.2x
Share price to latest 12 months net income per
 share........................................  27.5x  10.9x 16.6x 18.4x  20.5x
Share price to estimated calendar 2000 net
 income per share.............................  39.5x  11.5x 15.5x 17.1x  17.8x
Share price to estimated calendar 2001 net
 income per share.............................  38.2x  10.6x 13.4x 14.1x  15.6x
Market capitalization to book value...........   2.4x   4.4x  5.2x  4.6x   6.8x

--------
(1) Based on the aggregate equity value of the offer and the merger.

   The analysis, with the comparable online brokerage group, produced multiples of selected valuation data as follows:

                                                           Online Brokerage
                                                         Comparable Companies
                                                       ------------------------
                                                NDB(1)  Low  Mean  Median High
                                                ------ ----- ----- ------ -----
Market capitalization to latest twelve months
 revenue......................................   2.7x   1.9x  4.5x  4.2x   8.5x
Market capitalization to estimated calendar
 2000 revenue.................................   2.8x   1.7x  4.0x  3.9x   7.2x
Market capitalization to estimated calendar
 2001 revenue.................................   2.4x   1.3x  3.2x  2.7x   6.2x
Share price to latest 12 months net income per
 share........................................  27.5x  32.9x 41.1x 41.1x  49.4x
Share price to estimated calendar 2000 net
 income per share.............................  39.5x  29.9x 37.3x 37.3x  44.8x
Share price to estimated calendar 2001 net
 income per share.............................  38.2x  16.4x 32.7x 37.5x  50.2x
Market capitalization to book value...........   2.4x   2.4x  6.1x  2.9x  11.5x

--------
(1) Based on the aggregate equity value of the offer and the merger.

 Comparable Transaction Analysis

   U.S. Bancorp Piper Jaffray reviewed thirteen acquisition transactions (the "Comparable Transactions") involving target companies that it deemed comparable to NDB. Of these transactions, three involved companies in the market making and equity trading services industry and ten involved companies that were generally in the securities broker and dealer industry, including brokerage activities, investment banking, asset management and other related financial services. These transactions included the following:

                   Market Maker/Equity Services Transactions

   Target Company                                 Acquiring Company
   --------------                                 -----------------
   Spear Leeds & Kellogg                          Goldman Sachs Group, Inc.
   Herzog Heine Geduld                            Merrill Lynch & Co., Inc.
   Arbitrade Holdings LLC                         Knight Trimark Group

                            Brokerage Transactions

   Target Company                                 Acquiring Company
   --------------                                 -----------------
   Dain Rauscher Corporation                      Royal Bank of Canada
   Donaldson Lufkin & Jenrette, Inc.              Credit Suisse First Boston
   Paine Webber Group Inc.                        UBS AG
   JC Bradford & Co.                              Paine Webber Group Inc.
   Hambrecht & Quist Group Inc.                   The Chase Manhattan Corporation
   Ragen MacKenzie Group Inc.                     Wells Fargo & Company
   OLDE Financial Corp.                           H&R Block Inc.
   First Marathon Inc.                            National Bank of Canada
   EVEREN Capital Corp.                           First Union Corporation
   Interstate/Johnson Lane Inc.                   Wachovia Corporation

   It selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, equity research reports, databases and other sources and by applying the following criteria:

  . transactions that were announced between October 27, 1998 and September 28, 2000;

  . transactions in which the acquiring company acquired 100% of a public or private target company;

  .  transactions involving target companies with similar SIC codes as NDB;

  .  transactions with an aggregate equity value of at least $200 million;
     and

  .  transactions which were not hostile transactions.

   U.S. Bancorp Piper Jaffray compared the resulting multiples of selected valuation data to multiples for NDB derived from the consideration payable in the offer and the merger.

                              Market Maker/Equity
                              Services Comparable
                                 Transactions
                             ---------------------
                        NDB  Low  Mean Median High
                        ---- ---- ---- ------ ----
Aggregate equity value
 to latest 12 months
 revenue............... 2.7x 1.8x 3.4x  3.4x  4.9x

                                                             Brokerage
                                                      Comparable Transactions
                                                      ------------------------
                                                 NDB   Low  Mean  Median High
                                                ----- ----- ----- ------ -----
Aggregate equity value to latest 12 months
 revenue.......................................  2.7x  0.8x  2.0x  1.6x   4.2x
Aggregate equity value to latest 12 months net
 income........................................ 27.5x 11.3x 16.6x 16.2x  25.9x
Aggregate equity value to book value...........  2.4x  1.8x  2.7x  2.5x   4.4x

 Premiums Paid Analysis

   U.S. Bancorp Piper Jaffray reviewed publicly available information for selected completed or pending transactions to determine the implied premiums payable in the transactions over recent trading prices. It selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

  . transactions that were announced between October 27, 1998 and September 28, 2000;

  . transactions in which the acquiring company acquired 100% of a public target company;

  .  transactions involving target companies with similar SIC codes as NDB;
     and

  .  transactions which were not hostile transactions.

   U.S. Bancorp Piper Jaffray performed its analysis on ten transactions that satisfied the criteria, and the table below shows a comparison of premiums paid in these transactions to the premium that would be paid to NDB stockholders based on the consideration payable in the offer and the merger. The premium calculations for the Shares are based upon an assumed announcement date of October 9, 2000.

                                                 NDB   Low    Mean  Median High
                                                 ----  ----   ----  ------ ----
One day before announcement..................... 94.1% (7.7)% 15.7%  17.6% 47.2%
One week before announcement.................... 73.1%  0.0 % 27.2%  25.1% 64.0%
One month before announcement................... 60.7% (1.0)% 31.8%  32.0% 70.4%

 Discounted Cash Flow Analysis

   U.S. Bancorp Piper Jaffray performed a discounted cash flow analysis for NDB in which it calculated the present value of the projected hypothetical future cash flows of NDB using internal financial planning data prepared by NDB management. U.S. Bancorp Piper Jaffray estimated a range of theoretical values for NDB based on the net present value of its forecasted annual cash flows and a terminal value for NDB in fiscal 2004 calculated based upon a multiple of forecasted net income and book value. U.S. Bancorp Piper Jaffray applied a range of discount rates of 18% to 22%. U.S. Bancorp Piper Jaffray performed an analysis applying a range of terminal value multiples of 18.0x to 22.0x to forecasted fiscal 2004 net income, and an additional analysis applying terminal value multiples of 2.0x to 3.0x to forecasted fiscal 2004 book value. These analyses yielded the following results:

     Net Income Multiple

     Implied Per Share Equity Value of NDB
     -------------------------------------
     Low............................................................ $    30.95
     Mid............................................................      35.75
     High...........................................................      41.06

     Implied Aggregate Equity Value of NDB
     -------------------------------------
     (in thousands)
     Low............................................................ $  663,282
     Mid............................................................    769,390
     High...........................................................    887,106

     Book Value Multiple

     Implied Per Share Equity Value of NDB
     -------------------------------------
     Low............................................................ $    32.65
     Mid............................................................      41.75
     High...........................................................      51.91

     Implied Aggregate Equity Value of NDB
     -------------------------------------
     (in thousands)
     Low............................................................ $  700,847
     Mid............................................................    902,471
     High...........................................................  1,127,737

   In reaching its conclusion as to the fairness of the consideration proposed to be received in the offer and the merger and in its presentation to the NDB board of directors, U.S. Bancorp Piper Jaffray did not rely on any single analysis or factor described above, assign relative weights to the analyses or factors considered by it, or make any conclusion as to how the results of any given analysis, taken alone, supported its opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description. U.S. Bancorp Piper Jaffray believes that its analyses must be considered as a whole and that selection of portions of its analyses and of the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying the opinion.

   The analyses of U.S. Bancorp Piper Jaffray are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Analyses relating to the value of companies do not purport to be appraisals or valuations or necessarily reflect the price at which companies may actually be sold. No company or transaction used in any analysis for purposes of comparison is identical to NDB or the transaction. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies to which NDB was compared and other factors that could affect the public trading value of the companies.

   For purposes of its opinion, U.S. Bancorp Piper Jaffray relied upon and assumed the accuracy, completeness and fairness of presentation of the financial statements and the accuracy and completeness of the other information provided to it by NDB, or otherwise made available to it, and did not assume responsibility for the independent verification of that information. U.S. Bancorp Piper Jaffray relied upon the assurances of the management of NDB that the information provided to it by NDB was prepared on a reasonable basis, the financial planning data and other business outlook information reflect the best currently available estimates of management, and management was not aware of any information or facts that would make the information provided to U.S. Bancorp Piper Jaffray incomplete or misleading. For purposes of its opinion, U.S. Bancorp Piper Jaffray also assumed that NDB is not a party to any material pending transaction, including external financing, recapitalizations, and acquisitions, other than this transaction or in the ordinary course of business.

   In arriving at its opinion, U.S. Bancorp Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities of NDB and was not furnished with any such appraisals or valuations. Without limiting the generality of the foregoing, U.S. Bancorp Piper Jaffray has undertaken no independent analysis of any owned or leased real estate, or any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which NDB or its affiliates are a party or may be subject and U.S. Bancorp Piper Jaffray's opinion makes no assumption concerning and therefore does not consider the possible assertion of claims, outcomes or damages arising out of any such matters. U.S. Bancorp Piper Jaffray assumed that the transaction will be taxable for federal income tax purposes to the holders of the Shares. U.S. Bancorp Piper Jaffray expressed no opinion as to the liquidation value of any entity. The opinion is based on information available to U.S. Bancorp Piper Jaffray and the facts and circumstances as they existed and were subject to evaluation on the date of the opinion. Events occurring after that date could materially affect the assumptions used in preparing the opinion. U.S. Bancorp Piper Jaffray has not undertaken to and is not obligated to update, affirm or revise its opinion or otherwise comment on any events occurring after the date it was given.

   U.S. Bancorp Piper Jaffray was not authorized by the NDB board of directors to solicit other purchasers for NDB or alternative transactions to the transaction. U.S. Bancorp Piper Jaffray was not requested to opine as to, and the opinion does not address, the basic business decision to proceed with or effect the transaction. The opinion addresses solely the fairness of the cash consideration to be paid to the holders of Shares (other than Deutsche Bank or any of its wholly owned subsidiaries) in the transaction and does not address any other term or agreement relating to the transaction, or the ability of Deutsche Bank to finance or otherwise successfully consummate the transaction.

   U.S. Bancorp Piper Jaffray, as a customary part of its investment banking business, evaluates businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. U.S. Bancorp Piper Jaffray makes a market in the common stock of NDB and provides research coverage on the common stock of NDB. U.S. Bancorp Piper Jaffray served as a co-lead manager of NDB's June 22, 1999, secondary offering of common stock for which U.S. Bancorp Piper Jaffray received compensation customary for underwriters, which was disclosed in the registration statement with respect to such offering. In the ordinary course of its business, U.S. Bancorp Piper Jaffray and its affiliates may actively trade securities of NDB for their own accounts or the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

   Under the terms of the engagement letter dated September 25, 2000, NDB has agreed to pay U.S. Bancorp Piper Jaffray a customary fee upon consummation of an acquisition of NDB, for U.S. Bancorp Piper Jaffray's financial advisory services. NDB also agreed to pay U.S. Bancorp Piper Jaffray a customary fee for rendering its opinion, which will be credited against payment of the fee for financial advisory services. The contingent nature of the financial advisory fee may have created a potential conflict of interest in that NDB would be unlikely to consummate the transaction unless it had received the opinion of U.S. Bancorp Piper Jaffray. Whether or not the transaction is consummated, NDB has agreed to pay the reasonable out-of-pocket expenses of U.S. Bancorp Piper Jaffray, and to indemnify U.S. Bancorp Piper Jaffray against liabilities incurred. These liabilities include liabilities under the federal securities laws in connection with the engagement of U.S. Bancorp Piper Jaffray by the NDB board of directors.

Position of Deutsche Bank and Purchaser Regarding Fairness of the Offer and the Merger

   Deutsche Bank and Purchaser believe that the consideration to be received by NDB's stockholders (other than Deutsche Bank and its wholly owned subsidiaries) pursuant to the offer and the merger is fair to and in the best interests of NDB's unaffiliated stockholders. Each of Deutsche Bank and Purchaser is making the statements included in this sub-section solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The position of Deutsche Bank and Purchaser as to the fairness of the offer and the merger is not a recommendation to any stockholder as to whether such stockholder should tender his or her Shares, or as to how such stockholder should vote on the merger, if applicable.

   Deutsche Bank and Purchaser believe that the offer and the merger are substantively and procedurally fair to NDB's unaffiliated stockholders. Neither Deutsche Bank nor Purchaser has undertaken any formal evaluation of the fairness of the offer or the merger to NDB's unaffiliated stockholders. Moreover, neither Deutsche Bank nor Purchaser (nor Deutsche Bank's representative on the NDB board of directors) participated in the deliberations of the NDB board of directors or received advice from NDB's financial advisor. Deutsche Bank and Purchaser base their belief as to the fairness of the offer and the merger on the following factors:

  . the fact that the offer and the merger and the other terms and conditions of the Merger Agreement were the result of arm's length, good faith negotiations between Deutsche Bank and NDB, who acted independently and with the assistance of independent financial and legal advisors;

  . the fact that the price per Share to be paid in the offer and the merger represents a premium of approximately 95% over the closing price per share on October 6, 2000 (the last trading day before Deutsche Bank proposed to NDB to acquire the remainder of NDB);

  . the fact that the NDB board of directors received an opinion, dated October 11, 2000, from U.S. Bancorp Piper Jaffray that as of that date and based upon and subject to the assumptions, factors and limitations set forth in the written opinion, the $49.00 per share cash consideration to be received by holders of Shares (other than Deutsche Bank and its wholly owned subsidiaries) in the offer and the merger pursuant to the Merger Agreement was fair from a financial point of view to such stockholders;

  . the fact that the NDB board of directors, by unanimous action (other than Deutsche Bank's representative on the NDB board of directors who did not participate in the deliberations or vote), determined that the offer and the merger are advisable, fair to and in the best interests of NDB and its unaffiliated stockholders;

  . the structure of the transaction, which is designed to result in NDB stockholders receiving the cash consideration in the offer and the merger at the earliest practicable time; and

  .  the historical financial performance of NDB.

   Neither Deutsche Bank nor Purchaser found it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusion as to fairness. Moreover, neither Deutsche Bank nor Purchaser considered net book value, liquidation value or going concern value in evaluating the fairness of the offer and the merger to NDB's unaffiliated stockholders.

Purpose and Effects of the Offer and the Merger

   Purpose. The purpose of the offer and the merger is for Deutsche Bank to acquire control of, and the entire equity interest in, NDB. The offer, as the first step in the acquisition of NDB, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the merger is to acquire all of the capital stock of NDB not purchased pursuant to the offer or otherwise. If Purchaser owns a majority of the issued and outstanding Shares following the consummation of the offer, it will have the ability under the DGCL to approve the merger without the approval of the holders of any other Shares, although a stockholder vote may be necessary. If, however, after consummation of the offer, Purchaser owns at least 90 percent of the Shares then outstanding, Purchaser will be able to cause the merger to occur without a vote of NDB's stockholders. If the offer and the merger are completed, Purchaser will merge into NDB. NDB will continue as the surviving corporation. The transaction is structured as a two-step tender offer and merger structure, in lieu of the alternative one-step merger structure, because Deutsche Bank believes that the two-step structure can be completed more quickly than a one-step merger transaction.

   Provisions for Unaffiliated Stockholders. Neither Deutsche Bank nor Purchaser will grant NDB stockholders that are unaffiliated with Deutsche Bank access to the corporate files of Deutsche Bank or Purchaser. Neither Deutsche Bank nor Purchaser will provide unaffiliated NDB stockholders with counsel or appraisal services at the expense of Deutsche Bank or Purchaser.

   Effects. If the offer is successfully completed, Deutsche Bank will have the right, under the Merger Agreement and subject to the applicable rules and regulations of the SEC, to cause a majority of the NDB board of directors to consist of representatives of Deutsche Bank. See Section 10--"The Merger Agreement--Directors." When the merger is completed, NDB will be an indirect wholly owned subsidiary of Deutsche Bank.

   Following completion of the offer and the merger, Deutsche Bank's interest in NDB's net book value and net earnings will increase from approximately 16.7% to 100%. Deutsche Bank and its subsidiaries will be entitled to all of the benefits of owning 100% of NDB, including all income generated by NDB's operations, any future increase in NDB's value and the right to elect all members of the NDB board of directors. Similarly, Deutsche Bank will also bear the risk of losses resulting from NDB's operations and from any decline in the value of NDB after the merger.

   Following completion of the offer and the merger, Deutsche Bank will cause NDB's common stock to be delisted from the NYSE and deregistered under the Exchange Act and NDB will be a privately held corporation. Accordingly, current NDB stockholders who are not affiliated with Deutsche Bank will not have the opportunity to participate in the earnings and growth of NDB and will not have any right to vote on corporate matters.

Plans for NDB

   If Deutsche Bank acquires 100% control of NDB, it is Deutsche Bank's present intent to operate NDB as a separate subsidiary under NDB's current name. In addition, the NDB board of directors will be comprised of designees of Deutsche Bank. In addition, Deutsche Bank reserves the right to make recommendations to the NDB board of directors to appoint individuals to fill vacant senior management positions that may exist at NDB from time to time. Deutsche Bank will conduct a further review of NDB and its subsidiaries and their respective assets, businesses, corporate structure, capitalization, operations, properties, policies, management and personnel. After such review, Deutsche Bank will determine what actions or further changes, if any, would be desirable in light of the circumstances that then exist, and reserves the right to effect such actions or changes. Deutsche Bank's decisions could be affected by information obtained after the date hereof, changes in general economic or market conditions or in the business of NDB or its subsidiaries, actions by NDB or its subsidiaries, and other factors. Except as described in this offer to purchase, Deutsche Bank and its affiliates have no present plans or proposals that would require disclosure under United States federal securities laws.

   If, for any reason, the merger is not completed, Deutsche Bank reserves the right (a) subject to the Existing Stockholder Agreement (defined below), to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the offer, or (b) subject to any applicable legal restrictions, to dispose of any or all Shares controlled by Deutsche Bank.

Interests of Certain Persons

   Employee Retention Plan and Benefit Continuation. Prior to the consummation of the merger, NDB will offer, or shall cause its subsidiaries to offer, retention agreements to certain of their respective senior executives providing for, among other things, a retention stock bonus and minimum total compensation guarantee package per calendar year for the years 2001 and 2002 to the following executives in the corresponding amounts:

                                               2001/2002 Guaranteed  Retention
   Name                                         Compensation Total  Stock Award
   ----                                        -------------------- -----------
   Arthur Kontos(1)...........................      $8,000,000      $10,000,000
   Thomas W. Neumann(2).......................       5,000,000        5,000,000
   Frank E. Lawatsch, Jr.(3)..................         800,000        1,000,000
   Denise S. Isaac............................         900,000          900,000

--------
(1) All of Mr. Kontos' entitlements under the retention arrangements (including an additional $15 million payment) are subject to his prior written agreement to the termination of his current employment agreement and the National Discount Brokers Group, Inc. CEO Bonus Plan in which he currently participates, without any further liability or obligation of NDB.

(2) All of Mr. Neumann's entitlements under the retention arrangements are subject to his prior written agreement to the termination of the NDB Capital Markets CEO Bonus Plan in which he currently participates, without any further liability or obligation of NDB.

(3) All of Mr. Lawatsch's entitlements under the retention arrangements are subject to his prior written agreement to the termination of his current employment agreement and change in control agreement, without any further liability or obligation of NDB.

   In addition, it is contemplated that seven additional employees will enter into such agreements providing for, among other things, guaranteed annual compensation for calendar years 2001 and 2002 in an aggregate amount of $11,600,000 and retention stock awards granted under Deutsche Bank's share scheme valued at $10,950,000 in the aggregate. A form of the retention agreement is attached as an exhibit to the Schedule TO and the Schedule 14D-9 filed with the SEC and is incorporated herein by reference.

   In addition, with effect from the Effective Time, Deutsche Bank will cause or permit NDB or its subsidiaries to grant equity awards under Deutsche Bank's share scheme in such amounts and to such employees as are reasonably determined in the discretion of NDB, subject to the approval of Deutsche Bank, which approval will not be unreasonably withheld; provided, however, that the total amount of such equity awards, with the amount of the equity awards for the selected employees described above, will not exceed $60,000,000.

   Indemnification. Under the Merger Agreement, the directors and officers of NDB are entitled to certain rights of indemnification and to be insured by the surviving corporation with respect to certain matters from and after the completion of the merger. See Section 10.

   Option Holders; Conversion of Options. At the time the merger becomes effective (the "Effective Time"), each option to acquire Shares (the "Existing Stock Options") that have been granted under any stock option or similar plan or agreement of NDB (the "Stock Option Plans"), whether or not then exercisable or vested, will by virtue of the merger and without any action on the part of NDB, but subject to the written consent of the holder thereof if Deutsche Bank shall require such written consent, be converted into and will become a right to receive an amount in cash with respect to each Share subject to such Existing Stock Option, equal to the excess, if any, of the Offer Price over the per share exercise or purchase price for such Share (such amount being hereinafter referred to as the "Option Consideration"); provided that, in the case of Existing Stock Options under which the per share exercise or purchase price is equal to or greater than the Offer Price that are held by employees who do not participate in the retention and guaranteed compensation package described above, the Option Consideration payable in respect of each Share subject to such Existing Stock Options will be $2.00.

   The Stock Option Plans will terminate as of the Effective Time and any and all rights under any provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of NDB or any subsidiary of NDB will be canceled as of the Effective Time. At the request of Deutsche Bank, NDB will use its reasonable best efforts to obtain the written consent of all holders of Existing Stock Options to the cancellation of such Existing Stock Options.

Beneficial Ownership of Shares

   The following table sets forth information, as of October 24, 2000, regarding the ownership of Shares by each person known by NDB to be the beneficial owner of more than 5% of the outstanding Shares, and any director or executive officer of Deutsche Bank, Purchaser, NDB or any of their affiliates who is the beneficial owner of Shares or Existing Stock Options. In the case of Joseph U. Burton, Thomas U. Burton, White Rock Capital Management L.P. and White Rock Capital, Inc., the information stated in the table below was obtained from the Schedule 13G filed by them with the SEC on September 21, 2000.

                                                   Amount and Nature
                                                     of Beneficial   Percent of
                 Beneficial Owner                      Ownership       Class
                 ----------------                  ----------------- ----------
GREATER THAN 5% STOCKHOLDERS:
Arthur Kontos.....................................     2,887,000(1)     13.6%
 10 Exchange Place Center
 Jersey City, New Jersey 07302

Peter R. Kellogg..................................     2,940,222(2)     14.0%
 120 Broadway
 New York, New York 10271

Deutsche Bank AG..................................     3,502,119(3)     16.7%
 31 West 52nd Street
 New York, New York 10019
 Attn: General Counsel

Joseph U. Barton..................................     1,311,900(4)      6.3%
 3131 Turtle Creek Boulevard, Suite 800
 Dallas, TX 75219

White Rock Capital Management, L.P. ..............     1,301,900(5)      6.2%
 3131 Turtle Creek Boulevard, Suite 800
 Dallas, TX 75219

White Rock Capital, Inc. .........................     1,301,900(6)      6.2%
 3131 Turtle Creek Boulevard, Suite 800
 Dallas, TX 75219

Thomas U. Barton..................................     1,301,900(7)      6.2%
 3131 Turtle Creek Boulevard, Suite 800
 Dallas, TX 75219

--------
(1) Consists of 1,357,854 Shares held by Mr. Kontos, 197,387 Shares underlying Mr. Kontos' stock options exercisable within 60 days of October 24, 2000, 125,000 Shares held by the Arthur Kontos Foundation, 753,562 Shares held by limited partnerships of which Mr. Kontos is the general partner and Mr. Kontos' children are sole limited partners and 453,197 Shares over which he has only sole voting power which are subject to a voting trust agreement with his former wife.

(2) Consists of 730,942 Shares held by Mr. Kellogg, 1,850,000 Shares held by IAT Reinsurance Syndicate Ltd., a corporation all of whose voting stock is held by Mr. Kellogg and of which Mr. Kellogg is president, 346,500 Shares held by the Cynthia and Peter Kellogg Foundation and 12,780 Shares held by the J.C. Kellogg Foundation. Mr. Kellogg has shared beneficial ownership over the Shares owned by the Cynthia and Peter Kellogg Foundation and the J.C. Kellogg Foundation.

(3) Excludes 6,113,882 Shares as to which Deutsche Bank may be deemed to have beneficial ownership solely as a result of the Stockholder Tender Agreement.

(4) Consists of 10,000 Shares held for Mr. Joseph Barton's personal account, 1,036,300 Shares held for the accounts of certain institutional clients (the "White Rock Clients"), 250,600 Shares held for the account of White Rock Capital Partners, L.P. and 15,000 Shares held for the account of White Rock Capital Management, L.P.

(5) Consists of 15,000 Shares held for its own account, 1,036,300 Shares held for the accounts of the White Rock Clients and 250,600 Shares held for the account of White Rock Capital Partners, L.P.

(6) Consists of 1,036,300 Shares held for the accounts of the White Rock Clients, 250,600 Shares held for the account of White Rock Capital Partners, L.P. and 15,000 Shares held for the account of White Rock Capital Management, L.P.

(7) Consists of 1,036,300 Shares held for the accounts of the White Rock Clients, 250,600 Shares held for the account of White Rock Capital Partners, L.P. and 15,000 Shares held for the account of White Rock Capital Management, L.P.

                                                   Amount and Nature
                                                     of Beneficial   Percent of
                 Beneficial Owner                    Ownership(1)      Class
                 ----------------                  ----------------- ----------
DIRECTORS AND EXECUTIVE OFFICERS OF NDB:
Arthur Kontos.....................................     2,887,000(1)     13.6
 President and Chief Executive Officer of NDB,
 Vice Chairman of the Board and Director

James H. Lynch, Jr. ..............................        40,100(2)       *
 Chairman of the Board and Director

John P. Duffy.....................................        52,472(3)       *
 Director

Dennis Marino.....................................       168,196(4)       *
 Executive Vice President and Chief Administrative
  Officer of NDB

Thomas W. Neumann.................................       215,949(5)      1.0
 Executive Vice President of NDB

Ralph N. Del Deo..................................        35,000(6)       *
 Director

James Romano......................................        29,098(7)       *
 Retired Executive Vice President of NDB
 Capital Markets L.P.

Charles Kirkland Kellogg..........................        11,500(8)       *
 Director

Russell C. Horowitz...............................       265,000(9)      1.3
 Director

Kevin Parker......................................             0          *
 Director

Denise Isaac......................................        27,349(10)      *
 Executive Vice President and Treasurer of NDB

Frank E. Lawatsch, Jr. ...........................         8,100(11)      *
 Executive Vice President and General Counsel

Daniel Fishbane...................................             0          *
 Executive Vice President and Chief Financial
  Officer

All Directors and Executive Officers as a Group
 (13 persons).....................................     3,739,764(12)    17.4

--------
  * Represents less than one percent.

 (1) Consists of 1,357,854 Shares held by Mr. Kontos, 197,387 Shares underlying Mr. Kontos' stock options exercisable within 60 days of October 24, 2000, 125,000 Shares held by the Arthur Kontos Foundation,

     753,562 Shares held by limited partnerships of which Mr. Kontos is the general partner and Mr. Kontos' children are sole limited partners and 453,197 Shares over which he has only sole voting power which are subject to a voting trust agreement with his former wife.

 (2) Consists of 35,100 Shares held by Mr. Lynch and 5,000 Shares underlying Mr. Lynch's stock options exercisable within 60 days of October 24, 2000.

 (3) Consists of 43,472 Shares held by Mr. Duffy, 4,000 Shares held in trust for Mr. Duffy's children and 5,000 Shares underlying Mr. Duffy's options exercisable within 60 days of October 24, 2000.

 (4) Consists of 116,132 Shares held by Mr. Marino and 52,064 Shares underlying Mr. Marino's stock options exercisable within 60 days of October 24, 2000.

 (5) Consists of 121,477 Shares held by Mr. Neumann and 94,472 Shares underlying Mr. Neumann's stock options exercisable within 60 days of October 24, 2000.

 (6) Consists of 20,000 Shares held by Mr. Del Deo, 10,000 Shares held by his wife and 5,000 Shares underlying Mr. Del Deo's options exercisable within 60 days of October 24, 2000.

 (7) Consists of 29,098 Shares underlying Mr. Romano's stock options exercisable within 60 days of October 24, 2000.

 (8) Consists of 6,500 Shares held by Mr. Kellogg and 5,000 Shares underlying Mr. Kellogg's stock options exercisable within 60 days of October 24, 2000.

 (9) Consists of 260,000 Shares held by Go2Net, Inc., a corporation of which Mr. Horowitz is a director and chief executive officer, and 5,000 Shares underlying Mr. Horowitz's stock options exercisable within 60 days of October 24, 2000.

(10) Consists of 1,250 Shares held by Ms. Isaac and 26,099 Shares underlying Ms. Isaac's stock options exercisable within 60 days of October 24, 2000.

(11) Consists of 3,100 Shares held by Mr. Lawatsch and 5,000 Shares underlying Mr. Lawatsch's stock options exercisable within 60 days of October 24, 2000.

(12) Includes 429,120 Shares underlying stock options exercisable within 60 days of October 24, 2000.

  Transactions and Arrangements Concerning Shares. During the 60 days preceding the date of this offer to purchase, neither NDB nor any executive officer, director, affiliate or subsidiary of NDB effected any transactions in the Shares, except for John P. Duffy, who donated an aggregate of 11,528 Shares on October 12, 2000 to certain charitable institutions and non-profit organizations.

   According to NDB's Form 10-K (as defined in Section 8 below), on June 25, 1999, NDB received approximately $91.6 million, net of underwriting discounts and commissions and estimated expenses, from the underwritten public offering of 2,990,000 Shares.

   Deutsche Bank and Purchaser have been advised by NDB that, to the knowledge of NDB after reasonable inquiry, except as described below, all executive officers and directors of NDB will tender, pursuant to the offer, all Shares held of record or beneficially owned by them (other than options to acquire Shares), and those affiliates of NDB that are parties to the Stockholder Tender Agreement will tender pursuant to the offer those Shares that are subject to the Stockholder Tender Agreement. Shares held by Deutsche Bank or any of its subsidiaries and Shares held by the subsidiaries of NDB will not be tendered pursuant to the Offer but will be canceled without any consideration being exchanged therefor at the Effective Time pursuant to the terms and conditions of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

                               THE TENDER OFFER

1. Terms of the Offer

   Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore properly withdrawn in accordance with Section 4. The term "Expiration Date" means 12:00 Midnight, New York City time, on Tuesday, November 21, 2000, unless Purchaser has extended the initial period of time during which the offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the offer, as so extended by Purchaser, shall expire. If Purchaser shall decide, in its sole discretion, to increase the consideration offered in the offer to holders of Shares and if, at the time that notice of such change is first published, sent or given to holders of Shares in the manner specified below, the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then the offer will be extended until the expiration of such period of 10 business days. For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

   The offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition. See Section 12. The Merger Agreement and the offer may be terminated by Purchaser and Deutsche Bank if certain events occur. See Sections 10 and 12.

   Purchaser reserves the right (but is not obligated), in accordance with applicable rules and regulations of the SEC and subject to the limitations set forth in the Merger Agreement described below, to waive in its sole discretion any condition to the offer other than the Minimum Tender Condition, which may only be waived with the consent of NDB. If the Minimum Tender Condition or any condition set forth in Section 12 has not been satisfied by 12:00 midnight, New York City time, on Tuesday, November 21, 2000 (or any other time then set as the Expiration Date), Purchaser may, subject to the terms of the Merger Agreement and any applicable rules and regulations of the SEC, elect to (1) extend the offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the offer, as extended, (2) waive all unsatisfied conditions and accept for payment all tendered Shares and not extend the offer, (3) terminate the offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders or (4) amend the offer.

   Subject to the limitations set forth in this offer, the Merger Agreement and described below, Purchaser reserves the right (but is not obligated), at any time or from time to time in its sole discretion, to extend the period during which the offer is open by giving oral or written notice of such extension to the Depositary. There can be no assurance that Purchaser will exercise its right to extend the offer. During any extension of the initial offering period (as opposed to the subsequent offering period), all Shares previously tendered and not withdrawn will remain subject to the offer and subject to withdrawal rights. See Section 4.

   Pursuant to the Merger Agreement, Purchaser may, without the consent of NDB, (a) extend the offer from time to time for up to ten business days in the aggregate, (b) extend the offer for any period required by any regulation of the SEC applicable to the offer or (c) elect to provide a subsequent offering period for the offer in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the Offer Price may be increased and the offer may be extended to the extent required by law in connection with such increase.

   Purchaser expressly reserves the right at any time and from time to time to modify or amend the terms and conditions of the offer in any respect. However, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of NDB, (a) decrease or change the form of consideration payable in the offer, (b) decrease the number of Shares sought pursuant to the offer, (c) impose additional conditions to the offer, (d) make any other change in the terms or conditions of the offer that is adverse to the holders of Shares (provided that any decision by Purchaser to waive any conditions to the offer, other than the Minimum Tender

Condition, or to extend the offer as permitted by the Merger Agreement shall not be deemed to be adverse to the holders of Shares) or (e) except as permitted in the Merger Agreement, extend the offer beyond any scheduled Expiration Date.

   Subject to the applicable regulations of the SEC and to the terms set forth in the Merger Agreement, Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to delay payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for, any Shares pending receipt of any regulatory approvals or in order to comply in whole or in part with any applicable law and (ii) to terminate the offer and not accept for payment any Shares if any of the conditions to the offer have not been satisfied or, upon the occurrence of any of the events set forth in Section 12, in either case by giving oral or written notice of such delay or termination to the Depositary. Purchaser's right to delay payment for Shares which Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the offer.

   Any extension of the period during which the offer is open, delay in acceptance for payment or payment, termination or amendment of the offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(c) and l4e-1(d) under the Exchange Act. Without limiting the obligation of Purchaser under such rule or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release to the Dow Jones News Service (or such other national media outlet or outlets it deems prudent) and making any appropriate filing with the SEC.

   If, subject to the terms of the Merger Agreement, Purchaser makes a material change in the terms of the offer or the information concerning the offer, or if it waives a material condition of the offer, Purchaser will disseminate additional tender offer materials and extend the offer if and to the extent required by Rules 14d-4(c), 14d-6(d) and l4e-l under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the offer or the information concerning the offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, the offer generally must remain open for a minimum of 10 business days following such change to allow for adequate disclosure to stockholders.

   Pursuant to Rule 14d-11 under the Exchange Act, Purchaser may, subject to certain conditions, provide a subsequent offering period of from three business days to 20 business days in length following the expiration of the offer on the Expiration Date ("Subsequent Offering Period"). A Subsequent Offering Period would be an additional period of time, following the expiration of the offer and the purchase of Shares in the offer, during which stockholders may tender Shares not tendered in the offer. A Subsequent Offering Period, if one is included, is not an extension of the offer which already will have been completed.

   During a Subsequent Offering Period, tendering stockholders will not have withdrawal rights and Purchaser will promptly purchase and pay for any Shares tendered at the same price paid in the offer. Rule 14d-11 provides that Purchaser may provide a Subsequent Offering Period so long as, among other things, (i) the initial 20 business day period of the offer has expired, (ii) Purchaser offers the same form and amount of consideration for Shares in the Subsequent Offering Period as in the initial offer, (iii) Purchaser accepts and promptly pays for all securities tendered during the offer prior to its expiration, (iv) Purchaser announces the results of the offer, including the approximate number and percentage of Shares deposited in the offer, no later than 9:00 a.m. Eastern time on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period and (v) Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. Purchaser will be able to include a Subsequent Offering Period, if it satisfies the conditions above, after November 21, 2000. In a public release, the SEC has expressed the view that the inclusion of a Subsequent Offering Period would constitute a material change to the terms of the offer requiring Purchaser to disseminate new information to stockholders in a manner reasonably calculated to inform them of such change sufficiently in advance of the Expiration Date (generally five business days). In the event Purchaser elects to include a Subsequent Offering Period, it will notify stockholders of NDB consistent with the requirements of the SEC.

   Purchaser does not currently intend to include a Subsequent Offering Period, although it reserves the right to do so in its sole discretion regardless of whether or not the events or the facts set forth in Section 12 ("Certain Conditions of the Offer") have occurred. If Purchaser shall have acquired less than 90% of the Shares on the expiration date of the offer, it intends to elect to provide a Subsequent Offering Period. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the offer and accepted for payment. The same consideration, the Offer Price, will be paid to stockholders tendering Shares in the offer or in a Subsequent Offering Period, if one is included.

   NDB has provided Purchaser with NDB's list of stockholders and security position listings for the purpose of disseminating the offer to holders of Shares. This offer to purchase and the related letter of transmittal will be mailed to record holders of Shares whose names appear on NDB's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

   Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, Shares validly tendered and not properly withdrawn as soon as practicable after the Expiration Date. In addition, Purchaser expressly reserves the right, subject to applicable rules of the SEC, to delay acceptance for payment of, or payment for, Shares in order to comply, in whole or in part, with any applicable law. For information with respect to approvals that Deutsche Bank, Purchaser and NDB are required to obtain prior to the completion of the offer, see Section 13. The reservation by Purchaser of the right to delay the acceptance or purchase of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the offer.

   In all cases, payment for Shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or confirmation of the book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in
Section 3, (b) a letter of transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 3 below) in lieu of the letter of transmittal) and (c) any other documents required by the letter of transmittal. See Section 3.

   For purposes of the offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if, as and when Purchaser gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the offer. Payment for Shares accepted for payment pursuant to the offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the offer or any delay in making such payment.

   If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in
Section 3, such Shares will be credited to an account maintained with the Book-Entry Transfer Facility), as soon as practicable following expiration or termination of the offer.

   If, prior to the Expiration Date, Purchaser shall increase the consideration offered to holders of Shares pursuant to the offer, such increased consideration shall be paid to all holders of Shares that are purchased pursuant to the offer, whether or not such Shares were tendered prior to such increase in consideration.

   Purchaser reserves the right to transfer or assign in whole or in part, from time to time, to one or more direct or indirect subsidiaries of Deutsche Bank the right to purchase all or any portion of the Shares tendered pursuant to the offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the offer. Under the Merger Agreement, Deutsche Bank and Purchaser may assign any of their respective rights and obligations to any of their direct or indirect subsidiaries provided that such assignment will not relieve Deutsche Bank or Purchaser from their obligations under the Merger Agreement.

3. Procedures for Tendering Shares

   Valid Tender. To tender Shares pursuant to the offer, either (a) a properly completed and duly executed letter of transmittal (or manually signed facsimile thereof) in accordance with the instructions of the letter of transmittal, with any required signature guarantees, certificates for the Shares to be tendered and any other documents required by the letter of transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this offer to purchase prior to the Expiration Date, (b) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent's Message (as defined below) if the tendering stockholder has not delivered a letter of transmittal), prior to the Expiration Date, or (c) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the letter of transmittal and that Purchaser may enforce such agreement against the participant.

   Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the offer within two business days after the date of this offer to purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make a book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the letter of transmittal (or manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the letter of transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this offer to purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." The letter of transmittal, and any other documents required therein, must be transmitted to and received by the

Depositary at one of the addresses set forth on the back cover of this offer to purchase. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

   Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a letter of transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an "Eligible Institution"). Most commercial banks, savings and loans associations and brokerage houses are Eligible Institutions. Signatures on a letter of transmittal need not be guaranteed (a) if the letter of transmittal is signed by the registered holder (which term, for purposes of this section, includes any participant in any of the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the letter of transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the letter of transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the letter of transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment or are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the letter of transmittal.

   Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by following all of the procedures set forth below:

   (a) such tender is made by or through an Eligible Institution;

   (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

   (c) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed letter of transmittal (or manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the letter of transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the NYSE is open for business.

   The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

   The method of delivery of Shares, the letter of transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, it is recommended that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

   Other Requirements. Notwithstanding any provision hereof, payment for Shares accepted for payment pursuant to the offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a letter of transmittal (or manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the letter of transmittal) and (c) any other documents required by the letter of transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid by Purchaser on the purchase price of the Shares, regardless of any extension of the offer or any delay in making such payment.

   Tender Constitutes a Binding Agreement. The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the offer.

   Appointment as Proxy. By executing and delivering a letter of transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent's Message, in lieu of a letter of transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder's proxies, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser deposits the payment for such Shares with the Depositary. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Purchaser's designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the stockholders of NDB, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting rights to the extent permitted under applicable law with respect to such Shares.

   Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Deutsche Bank, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the offer (including the letter of transmittal and Instructions and any other related documents thereto) will be final and binding.

4. Withdrawal Rights

   Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the offer are irrevocable, except that Shares tendered pursuant to the offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the offer, may also be withdrawn at any time after December 22, 2000.

   For a withdrawal of shares to be effective, a written facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this offer to purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the recordholder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in

Section 3, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates.

   All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Deutsche Bank, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3 at any time prior to the Expiration Date.

   If Purchaser extends the offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the offer for any reason, then, without prejudice to Purchaser's rights under this offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4.

   In the event Purchaser provides a Subsequent Offering Period following the offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the offer and accepted for payment.

5. Certain United States Federal Income Tax Consequences of the Offer

   The following is a summary of the material United States federal income tax consequences of the sale of Shares pursuant to the offer and the exchange of Shares for cash pursuant to the merger to NDB's stockholders. This summary does not purport to be a description of all tax consequences that may be relevant to NDB's stockholders, and assumes an understanding of tax rules of general application. It does not address special rules which may apply to NDB's stockholders based on their tax status, individual circumstances or other factors unrelated to the offer or the merger. Stockholders are encouraged to consult their own tax advisors regarding the offer and the merger.

   The receipt of cash in exchange for Shares pursuant to the offer or the merger will be a taxable transaction for federal income tax purposes, and may also be taxable under applicable state, local, foreign and other tax laws. For federal income tax purposes, a stockholder whose Shares are purchased pursuant to the offer or who receives cash as a result of the merger will recognize gain or loss equal to the difference between the adjusted basis of the Shares sold or exchanged and the amount of cash received therefor. Such gain or loss will be capital gain or loss if the Shares are held as capital assets by the stockholder and will be long-term capital gain or loss if the stockholder's holding period in such Shares for federal income tax purposes is more than one year at the time of the sale or exchange. Long-term capital gain of a non-corporate stockholder is generally subject to a maximum tax rate of 20 percent. Capital gains recognized by a corporate stockholder will be subject to tax at the ordinary income tax rates applicable to corporations. In addition, a stockholder's ability to use capital losses to offset ordinary income is limited.

   Backup Withholding. Under the federal income tax backup withholding rules, unless an exemption applies, Purchaser is required to, and will, withhold 31 percent of all payments to which a stockholder is entitled pursuant to the offer, unless such stockholder provides a tax identification number and certifies under penalties of perjury that the number is correct. If a stockholder is an individual, the tax identification number is a social security number. If a stockholder is not an individual, the tax identification number is an employer identification number. Each stockholder should complete and sign the substitute Form W-9, which will be included with the letter of transmittal to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Depositary. Certain stockholders, including corporations and some foreign individuals, are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, however, he or she must submit a certificate of foreign status on Form W-8BEN attesting to his or her exempt status. Any amounts withheld will be allowed as a credit against the holder's federal income tax liability for that year.

   The foregoing discussion is included for general information purposes and may not apply to stockholders who acquired their Shares pursuant to the exercise of employee stock options or other compensation arrangements with NDB, or who are not citizens or residents of the United States or who are otherwise subject to special tax treatment. The tax discussion above is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly retroactively. Each stockholder is urged to consult his, her or its own tax advisor with respect to the tax consequences of the offer and the merger, including the application and effect of state, local, foreign or other tax laws.

6. Price Range of Shares; Dividends

   The Shares are listed on the NYSE under the symbol "NDB". The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per Share on the NYSE as reported by published financial sources:

     Fiscal Year                                                   High   Low
     -----------                                                  ------ ------
     1999:
     First Quarter............................................... $11.63 $ 9.38
     Second Quarter..............................................   9.56   8.13
     Third Quarter...............................................  47.00   8.75
     Fourth Quarter..............................................  92.94  22.38

     2000:
     First Quarter...............................................  61.06  24.50
     Second Quarter..............................................  37.69  20.44
     Third Quarter...............................................  45.25  21.50
     Fourth Quarter..............................................  59.13  22.50

     2001:
     First Quarter...............................................  39.88  24.75
     Second Quarter (through October 23, 2000)...................  48.44  24.25

   On October 6, 2000, the last full trading day prior to Deutsche Bank's proposal to NDB that it acquire the remaining shares of NDB, the reported closing price per Share on the NYSE was $25.19. On October 11, 2000, the last full trading day prior to the public announcement of the terms of the offer and the merger, the reported closing price per Share on the NYSE was $47.31. On October 23, 2000, the last full trading day prior to the commencement of the offer, the reported closing price per Share on the NYSE was $48.44. NDB has not paid any dividends since before May 31, 1998.

   Stockholders are urged to obtain a current market quotation for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations

   If there are validly tendered and not properly withdrawn enough Shares so that, including the Shares Deutsche Bank already owns, Deutsche Bank and Purchaser would have control over 90% of the outstanding Shares, Deutsche Bank and Purchaser will complete the merger as soon as possible after the expiration of the offer (including any Subsequent Offering Period) and without a vote of the stockholders of NDB. NDB stockholders who had not previously tendered their shares will receive the same price per share upon completion of the merger. If, however, Deutsche Bank and Purchaser acquire a majority of the outstanding Shares but less than the number of Shares necessary to acquire control over 90% of the outstanding Shares, NDB would need to hold a stockholder meeting to vote on the approval of the Merger Agreement before Deutsche Bank and Purchaser could complete the merger. Until Deutsche Bank and Purchaser complete the merger, the purchase of Shares by Deutsche Bank and Purchaser pursuant to the offer could have the following effects.

   Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the offer can also be expected to reduce the number of holders of Shares. Neither Deutsche Bank nor Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

   NYSE Listing. Depending upon the number of Shares purchased pursuant to the offer, the Shares may no longer meet the standards for continued listing on the NYSE. According to its published guidelines, the NYSE would give consideration to delisting the Shares if, among other things, the number of publicly held Shares falls below 600,000, the number of holders of round lots of Shares falls below 400 (or below 1,200 if the average monthly trading volume is below 100,000 for the last twelve months) or the aggregate market value of such publicly held Shares falls below $8,000,000. Shares held by officers or directors of NDB or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered as being publicly held for this purpose. NDB has represented that, as of October 10, 2000, 21,005,037 Shares were issued and outstanding.

   In the event the Shares are no longer eligible for listing on the NYSE, quotations might still be available from other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

   Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by NDB upon application to the SEC if the outstanding Shares are not listed on a national securities exchange or the Nasdaq Stock Market and if there are fewer than 300 holders of record of Shares.

   Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by NDB to its stockholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to stockholders, no longer applicable with respect to the Shares. Furthermore, the ability of "affiliates" of NDB and persons holding "restricted securities" of NDB to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board's list of "margin securities" or eligible for stock exchange listing or reporting on the Nasdaq Stock Market. Purchaser intends to seek to cause NDB to apply for termination of registration of the Shares as soon as possible after consummation of the offer if the requirements for termination of registration are met.

   Margin Regulations. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations, in which event the Shares would be ineligible as collateral for margin loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute "margin securities."

8. Information concerning National Discount Brokers Group

   General. The following description of NDB and its business has been taken from NDB's Annual Report on Form 10-K for the fiscal year ended May 31, 2000 ("NDB's Form 10-K"), and Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2000 ("NDB's Form 10-Q"), and is qualified in its entirety by reference to NDB's Form 10-K and NDB's Form 10-Q.

   NDB is a holding company whose principal wholly owned subsidiaries are National Discount Brokers Corporation, doing business as NDB.com, and NDB Capital Markets L.P., formerly Sherwood Securities Corp. NDB and its subsidiaries, are primarily engaged in the securities business and in providing related financial services.

   NDB.com, a registered broker-dealer, is a deep discount securities brokerage firm specializing in trade execution for individual investors with offices in Jersey City, New Jersey. Customers are offered automated securities order placement and information services through the Internet, as well as, through touch-tone telephone and registered representatives.

   NDB Capital Markets was formed in 1968 and specializes in the market marking of Nasdaq and other over-the-counter securities and provides trade execution services primarily to broker-dealer and institutional customers. As a national trading firm with offices in Jersey City, New Jersey; Chicago, Illinois; Denver, Colorado; Los Angeles, California; and Boston, Massachusetts; NDB Capital Markets traded approximately 4,300 Nasdaq and other over-the-counter securities, as of June 30, 2000, as a market maker and principal for its own account.

   NDB was incorporated under the laws of Delaware in December 1981 under the name The Sherwood Equity Group Ltd. It changed its name to The Sherwood Capital Group, Inc. in 1983 and to The Sherwood Group, Inc. in 1987. In December 1997, NDB adopted its present name. NDB's common stock is listed on the NYSE under the symbol "NDB".

   The principal executive offices of NDB are located at 10 Exchange Place Centre, Jersey City, New Jersey and its telephone number is (201) 946-2200.

   Historical Financial Data. Set forth below is the historical financial data of NDB as of May 31, 2000, and for each of the two years ending May 31, 1999 and 2000, derived from the audited consolidated financial statements from NDB's Form 10-K. The historical financial data of NDB as of August 31, 2000, and for the fiscal quarter ended August 31, 2000, are unaudited and have been derived from the unaudited consolidated financial statements from NDB's Form 10-Q. The information contained in these tables should be read in conjunction with the Consolidated Financial Statements of NDB and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the years ended May 31, 1999 and 2000 included in NDB's Form 10-K and NDB's Form 10-Q. The following summary is qualified in its entirety by reference to such reports and all of the financial information contained therein. Such reports may be inspected and copies may be obtained in the manner set forth under "Available Information."

                     National Discount Brokers Group Inc.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
       (In thousands, except per share data and selected operating data)

                                              Year ended May
                                                    31,          Three months
                                             ----------------- ended August 31,
                                               2000     1999         2000
                                             -------- -------- ----------------
Statement of Operations Data:
Revenues...................................  $385,758 $207,865     $ 68,124
                                             -------- --------     --------
Income from continuing operations before
 income taxes..............................  $ 62,761 $ 34,681     $ (2,152)
Income taxes...............................    30,132   16,462         (859)
                                             -------- --------     --------
Net income from continuing operations......    32,629   18,219       (1,294)
Income from discontinued operations........        83    2,786          --
Gain from sale of discontinued operations..    20,746      --           --
                                             -------- --------     --------
Net income.................................  $ 53,458 $ 21,005     $ (1,294)
                                             ======== ========     ========
Per share data(1)
Basic:
Income from continuing operations, net of
 taxes.....................................  $   1.92 $   1.30     $  (0.06)
Income from discontinued operations, net of
 taxes.....................................       --       .20         0.00
Gain from sale of discontinued operations,
 net of taxes..............................      1.22      --          0.00
                                             -------- --------     --------
Net income.................................  $   3.14 $   1.50       ($0.06)
                                             ======== ========     ========
Diluted:
Income from continuing operations, net of
 taxes.....................................  $   1.86 $   1.29     $  (0.06)
Income from discontinued operations, net of
 taxes.....................................       --       .20         0.00
Gain from sale of discontinued operations,
 net of taxes..............................      1.19      --          0.00
                                             -------- --------     --------
Net income.................................  $   3.05 $   1.49     $  (0.06)
                                             ======== ========     ========
Balance Sheet Data:
Total assets...............................  $429,182 $217,291     $540,526
Total liabilities..........................  $111,770 $ 75,296     $ 89,705
Common stockholders' equity................  $317,412 $141,995     $450,821
Book value per share--basic(2).............     18.65    10.13        21.94
Book value per share--diluted(2)...........     18.11    10.04        21.94

--------
(1) In May 1999, NDB entered into a definitive agreement to sell its ownership interest in Equitrade. The transaction closed on June 18, 1999 and, as such, the operations of Equitrade have been reflected in discontinued operations for all periods reported. In addition, the results of operations of MXNet, Inc. and the American Stock Exchange Specialist business of NDBLP, each of which was sold in February 1998, have been included in discontinued operations for all applicable periods.

(2) Diluted earnings per share and diluted book value per share are computed by dividing net income and common stockholders' equity, respectively, by the weighted average number of common shares outstanding (adjusted for the assumed conversion of outstanding common stock options at average month-end market price) during each of the years. Basic earnings per share excludes dilution for the assumed conversion of outstanding common stock options.

   Except as otherwise set forth herein, the information concerning NDB contained in this offer to purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Although Purchaser has no knowledge that would indicate that any statements contained herein taken from or based on such documents and records are untrue, neither Deutsche Bank nor Purchaser take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by NDB to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to them.

   Available Information. NDB is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning NDB's directors and officers, their remuneration, stock options granted to them, the principal holders of NDB's securities, any material interests of such persons in transactions with NDB and other matters is required to be disclosed in proxy statements distributed to NDB's stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC's office 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, and also should be available for inspection and copying at the following regional offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies may be obtained by mail, upon payment of the SEC's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549. Further information on the operation of the SEC's Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet worldwide website that contains reports, proxy statements and other information about issuers, such as NDB, who file electronically with the SEC. The address of that site is http://www.sec.gov. Such material should also be available for inspection at the NYSE, 20 Broad Street, New York, New York 10005.

9. Information concerning Deutsche Bank and Purchaser

   Deutsche Bank. Deutsche Bank is a banking company with limited liability organized under the laws of the Federal Republic of Germany. Deutsche Bank has its registered office and principal executive offices at Taunusanlage 12, 60325 Frankfurt am Main, Federal Republic of Germany.

   Deutsche Bank is the parent company of a group consisting of banks, capital markets companies, funds management companies, mortgage banks and a property finance company, installment financing and leasing companies, insurance companies, research and consultancy companies and other domestic and foreign companies (the "Deutsche Bank Group"). The Deutsche Bank Group has over 1,500 branches and offices engaged in banking business in the Federal Republic of Germany and more than 700 in other countries.

   As of December 31, 1999, based on International Accounting Standards and converted at the exchange rate from December 30, 1999 of Euro 1 = U.S. $1.0046, the Deutsche Bank Group had total assets of approximately Euro 840 billion (U.S. $843 billion), total credits extended of approximately Euro 284 billion (U.S. $285 billion) and capital and reserves of approximately Euro 23 billion (U.S. $23 billion). The Deutsche Bank Group's capital and reserves at December 31, 1999, in accordance with Bank for International Settlements standards, were Euro 35.2 billion (U.S. $35 billion). International Accounting Standards may not conform to GAAP applied by United States banks.

   Deutsche Bank beneficially owns 3,502,119 Shares, which represent approximately 16.7% of the outstanding Shares. This percentage is based upon the number of Shares outstanding as of October 20, 2000, as disclosed to Deutsche Bank and Purchaser by NDB for this offer to purchase.

   Deutsche Acquisition Corp. Deutsche Acquisition Corp. was formed as a Delaware corporation on behalf of Deutsche Bank shortly before execution of the Merger Agreement and is an indirect wholly owned subsidiary of Deutsche Bank. Deutsche Acquisition Corp. has not conducted any significant business operations to date other than in connection with the offer, the Merger Agreement and the transactions contemplated thereby. The principal offices of Deutsche Acquisition Corp. are located at 31 West 52nd Street, New York, New York 10019 and its telephone number is
(212) 469-8000.

   All of the outstanding stock of Deutsche Acquisition Corp. is owned by DB U.S. Financial Markets Holding Corporation ("DBUS"), an indirect wholly owned subsidiary of Deutsche Bank AG. The principal business of DBUS is to be a holding company of certain Deutsche Bank businesses in the United States. DBUS is organized as a corporation under the laws of the State of Delaware.

   Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the Members of the Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat) of Deutsche Bank and of the Members of the Board of Directors and Executive Officers of Purchaser are set forth in Schedule I to this offer to purchase.

   None of Deutsche Bank, Purchaser or, to the knowledge of Deutsche Bank and Purchaser, any of the persons listed in Schedule I to this offer to purchase, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws or finding any violation of such laws.

   Except as set forth elsewhere in this offer to purchase or Schedule I to this offer to purchase or as previously disclosed in filings with the SEC: (a) neither Deutsche Bank nor Purchaser nor, to Deutsche Bank's or Purchaser's knowledge, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of Deutsche Bank or Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of NDB; (b) neither Deutsche Bank nor Purchaser nor, to Deutsche Bank's or Purchaser's knowledge, any of the individuals or entities referred to in clause (a) above or any of their executive officers, directors or subsidiaries has effected any transaction in Shares or any other equity securities of NDB during the past 60 days; (c) neither Deutsche Bank nor Purchaser nor, to Deutsche Bank's or Purchaser's knowledge, any of the persons listed in Schedule I to this offer to purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of NDB (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations); (d) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the SEC between us or any of our subsidiaries or, to our knowledge, any of the persons listed in Schedule I, on the one hand, and NDB or any of its executive officers, directors or affiliates, on the other hand; and (e) in the past two years, there have been no contacts, negotiations or transactions between us or any of our subsidiaries or, to our knowledge, any of the persons listed in Schedule I, on the one hand, and NDB or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

10. The Merger Agreement and Stockholder Tender Agreement

  The Merger Agreement.

   The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed with the SEC as an exhibit to the Tender Offer Statement on Schedule TO to which this offer to purchase is an exhibit (the "Schedule TO") and is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained in the manner set forth under "Available Information" in Section 8. Defined terms used herein and not defined herein have the meanings assigned to those terms in the Merger Agreement.

   The Offer. The Merger Agreement provides that Purchaser will and Deutsche Bank will cause Purchaser to commence the offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions set forth in the offer as described in Section 12 (including, if the offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the offer and not withdrawn on or prior to the Expiration Date.

   Directors. Pursuant to the Merger Agreement and subject to applicable rules and regulations of the SEC, after Purchaser has purchased, pursuant to the offer or otherwise, such number of Shares as represents at least a majority of the outstanding Shares, and from time to time thereafter, Purchaser has the right to have persons designated by it become directors of NDB so that the total number of such persons equals the number, rounded up to the next whole number, which is the product of the total number of directors on the board of directors of NDB and the percentage that the number of Shares purchased bears to the total number of Shares then outstanding. The Merger Agreement provides that NDB will upon request by Purchaser, promptly increase the size of the board of directors of NDB or use its best efforts to seek the resignations of one or more existing directors as is necessary to provide Purchaser with such level of representation and will cause Purchaser's designees to be so elected. NDB will also use its best efforts to cause persons designated by Purchaser to constitute the same percentage as is on the entire board of directors of NDB to be on each committee of the board of directors of NDB and on each board of directors and each committee of each subsidiary of NDB. Following the election or appointment of Purchaser designees and prior to the Effective Time if any of the directors of NDB then in office is a director of NDB on the date of the Merger Agreement (the "Continuing Directors"), any amendment of the Merger Agreement which requires action by the NDB board of directors, any extension of time for the performance of any of the obligations or other acts of Deutsche Bank or Purchaser under the Merger Agreement and any consent pursuant to or waiver of compliance with any of the provisions of the Merger Agreement providing rights or remedies to NDB, will require the concurrence of a majority of the Continuing Directors.

   The Merger. The Merger Agreement provides that, after completion of the offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into NDB and NDB will be the surviving corporation. On the effective date of the merger, each outstanding Share (other than Shares owned by Deutsche Bank, Purchaser or any subsidiary of Deutsche Bank, Purchaser or NDB, or held in the treasury of NDB, or held by stockholders who properly exercise dissenters' rights under the DGCL, if any) will by virtue of the merger and without action by the holder thereof be canceled and converted into the right to receive an amount in cash equal to the Merger Consideration. At the Effective Time, each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will, by virtue of the merger be converted into and become one share of common stock of NDB.

   NDB has agreed pursuant to the Merger Agreement that, if required by applicable law in order to consummate the merger, it will (i) convene and hold a special meeting of its stockholders as soon as practicable following the consummation of the offer for the purpose of approving the plan of merger (within the meaning of Section 251 of the DGCL) contained in the Merger Agreement; (ii) prepare and file with the SEC a preliminary proxy statement relating to the Merger Agreement, and (A) obtain and furnish the information required to be included by the SEC in the Proxy Statement and, after consultation with Deutsche Bank and Purchaser, respond promptly to any comments made by the SEC with respect to the preliminary proxy statement and to cause a definitive proxy statement (the "Proxy Statement") to be mailed to its stockholders and (B) use its commercially reasonable efforts to obtain the necessary approval of the merger by its stockholders; and (iii) include in the Proxy Statement the recommendation of the NDB board of directors that stockholders of NDB vote in favor of the adoption of the Merger Agreement. Each of Deutsche Bank and Purchaser has agreed in the Merger Agreement that, at the special meeting, it will vote all Shares acquired by it pursuant to the offer or otherwise by Deutsche Bank or Purchaser or any of their affiliates in favor of the approval of the merger.

   The Merger Agreement further provides that, notwithstanding the foregoing, if Purchaser holds at least 90 percent of the outstanding shares of each class of capital stock of NDB entitled to vote on the merger, each of Deutsche Bank, Purchaser and NDB will take all necessary and appropriate action to cause the merger to become effective as soon as practicable after the consummation of the offer without a meeting of the stockholders of NDB, in accordance with
Section 253 of the DGCL.

   Charter, Bylaws, Directors and Officers. The Certificate of Incorporation of NDB in effect immediately prior to the Effective Time will be the Certificate of Incorporation of the surviving corporation until amended. The Bylaws of Purchaser in effect immediately prior to the Effective Time will be the Bylaws of the surviving corporation. The directors of Purchaser immediately prior to the Effective Time will be the initial directors of the surviving corporation, and the officers of NDB immediately prior to the Effective Time will be the initial officers of the surviving corporation.

   Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than (i) any Shares held by Deutsche Bank, Purchaser, any subsidiary of Deutsche Bank, Purchaser or NDB or held in the treasury of NDB, all of which will be canceled without any consideration being exchanged therefor and (ii) dissenting shares) will, by virtue of the merger and without any action on the part of the holder thereof, be converted at the Effective Time into the right to receive in cash an amount per Share (subject to any applicable withholding tax) equal to the Merger Consideration, upon surrender of the certificate representing such Share. At the Effective Time, each Existing Stock Option will be converted into the right to receive the Option Consideration. At the Effective Time, each share of common stock of Purchaser, no par value, issued and outstanding immediately prior to the Effective Time will, by virtue of the merger and without any action on the part of the holder thereof, be converted into and become one share of common stock of the surviving corporation.

   The Merger Agreement provides that each Existing Stock Option granted under any Stock Option Plan, whether or not then exercisable or vested, will by virtue of the merger and without any action on the part of NDB, but subject to the written consent of the holder thereof if Deutsche Bank shall require such written consent, be converted into and will become a right to receive the Option Consideration; provided that, in the case of Existing Stock Options under which the per share exercise or purchase price is equal to or greater than the Merger Consideration that are held by employees who do not participate in the retention and guaranteed compensation packages described under "Interests of Certain Persons" above, the Option Consideration payable in respect of each Share subject to such Existing Stock Options shall be $2.00. No later than 30 days following the Effective Time, each holder of an Existing Stock Option will be entitled to receive, in full satisfaction of all of such holder's rights and interests in respect of, and in cancellation of, such Existing Stock Option, a cash payment equal to the product of (i) the Option Consideration, multiplied by (ii) the number of Shares subject to such Existing Stock Option. This payment will be reduced by any applicable income and employment taxes required to be withheld under the Code or any applicable provision of state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes of the Merger Agreement as having been paid to the holder of such Existing Stock Option. The acceptance of the Option Consideration in respect of an Existing Stock Option will be deemed a release of any and all rights the holder thereof had or may have had in respect of such Existing Stock Option. The Stock Option Plans will terminate as of the Effective Time and any and all rights under any provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of NDB or any subsidiary of NDB will be canceled as of the Effective Time. At the request of Deutsche Bank, NDB will use its reasonable best efforts to obtain the written consent of all holders of Existing Stock Options to the cancellation of such Existing Stock Options.

   Representations and Warranties. In the Merger Agreement, each of Deutsche Bank and Purchaser has made customary representations and warranties to NDB with respect to, among other matters, its organization and qualification, authority, information to be included in the Offer Documents and the Proxy Statement, consents and approvals, operations of Purchaser and legal proceedings.

   Deutsche Bank and Purchaser also represented that Deutsche Bank and Purchaser will have available all the funds necessary to consummate the offer and the merger in accordance with the Merger Agreement, and to make all other necessary payments of fees and expenses required to be paid by Deutsche Bank and Purchaser relating to such transactions. Moreover, Deutsche Bank represented that the Merger Agreement and the transactions contemplated thereby are subject, on the part of Deutsche Bank, only to the approval of the Supervisory Board (Aufsichtsrat) of Deutsche Bank and that the Management Board (Vorstand) of Deutsche Bank has determined to recommend to the Supervisory Board (Aufsichtsrat) of Deutsche Bank approval of the Merger Agreement and the transactions contemplated thereby. As described above, the Supervisory Board has now approved the offer and the merger.

   NDB has made customary representations and warranties to Deutsche Bank and Purchaser with respect to, among other matters, its organization and qualification, capitalization, authority, consents and approvals, public filings, financial statements, absence of any material adverse effect on NDB, information to be included in the Offer Documents and the Proxy Statement, brokers, employee benefit and labor matters, litigation, tax matters, compliance with law, environmental matters, intellectual property, real property, date compliance, material contracts, related party transactions, inapplicability of state takeover statutes, the vote required by NDB stockholders to approve the merger, registration as broker-dealer, employment agreements of directors, officers and employees, and the inapplicability of the Investment Company Act of 1940.

   NDB also represented and warranted that: (i) the making of any offer and proposal and the taking of any other action by Deutsche Bank or Purchaser in connection with the Merger Agreement, the Stockholder Tender Agreement and the transactions contemplated thereby have been consented to by the Board of Directors of NDB in accordance with the terms and provisions of the Existing Stockholder Agreement; (ii) its Board of Directors (A) determined that the offer and the merger are advisable and fair to, and in the best interests of, the stockholders of NDB (other than Deutsche Bank or any of its wholly owned subsidiaries), (B) resolved to recommend acceptance of the offer and approval and adoption of the agreement of merger (as such term is used in Section 251 of the DGCL) contained in the Merger Agreement by the stockholders of NDB, provided, however, that such recommendation may be withdrawn, modified or amended as provided below under "No Solicitation", (C) irrevocably taken all necessary steps to render Section 203 of the DGCL inapplicable to Deutsche Bank and Purchaser with respect to the merger, the Stockholder Tender Agreement and the acquisition of Shares pursuant to the offer and (D) irrevocably resolved to elect, to the extent permitted by law, not to be subject to any "moratorium," "control share acquisition," "business combination," "fair price" or other form of anti-takeover laws and regulations (collectively, "Takeover Laws") of any jurisdiction that may purport to be applicable to the Merger Agreement or the Stockholder Tender Agreement and
(iii) U.S. Bancorp Piper Jaffray, one of NDB's independent financial advisors, has advised NDB's board of directors that, in its opinion, the consideration to be paid in the offer and the merger to NDB's stockholders is fair, from a financial point of view, to such stockholders (other than Deutsche Bank or any of its wholly owned Subsidiaries).

   Covenants. The Merger Agreement obligates NDB, from the date of the Merger Agreement until the date on which the majority of NDB's directors are designees of Deutsche Bank or Purchaser, to, and to cause its subsidiaries to, conduct its operations according to its ordinary and usual course of business and consistent with past practice and obligates NDB to, and to cause its subsidiaries to, use its commercially reasonable efforts to preserve intact its business organizations, to keep available the services of its present officers and employees and to preserve the goodwill and maintain satisfactory relationships with those persons and entities having business relationships with NDB and its subsidiaries. NDB is obligated to promptly advise Deutsche Bank and Purchaser in writing of any material change in its or any of its subsidiaries' condition (financial or otherwise), properties, customer or supplier relationships, assets, liabilities, business prospects or results of operations. The Merger Agreement also contains specific restrictive covenants as to certain activities of NDB prior to the date on which the majority of NDB's directors are designees of Deutsche Bank or Purchaser, which provide that NDB will not (and will not permit any of its subsidiaries to) take certain actions without the prior written consent of Deutsche Bank, including, among other things and subject to certain exceptions, issuing or selling its securities, redeeming or repurchasing securities, changing its capital structure, declaring or paying dividends, making material acquisitions or dispositions, entering into or amending material contracts, incurring indebtedness, settling litigation or claims (other than the resolution of claims over trades settled in the ordinary course of its business consistent with past practice), increasing compensation or adopting new benefit plans, taking any action that may result in the offer conditions not being satisfied, convene any regular or special meeting of the stockholders of NDB other than the stockholders' meeting contemplated by the Merger Agreement and permitting certain other material events or transactions.

   No Solicitation. In the Merger Agreement, NDB has agreed not to, and to cause its subsidiaries and its and their respective officers, directors, employees, representatives (including investment bankers, attorneys and accountants), agents or affiliates not to, directly or indirectly, encourage, solicit, initiate or participate in any way in any discussions or negotiations with, or provide any information to, or afford any access to the properties, books or records of NDB or any of its subsidiaries to, or otherwise take any other action to assist or facilitate, any person or group (other than Deutsche Bank or Purchaser or any affiliate or associate of Deutsche Bank or Purchaser) concerning (A) any offer or proposal, or any indication of interest in making an offer or proposal which is structured to permit such person or group to acquire beneficial ownership of any material portion of the assets of, or at least 15% of the equity interest in, or businesses of, NDB pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction, including any single or multi-step transaction or series of related transactions, in each case other than the offer and the merger (an "Acquisition Proposal") or (B) the possible making of any Acquisition Proposal.

   Notwithstanding the foregoing and subject to NDB complying with its notification obligations described below and the prior execution by such person or group of a confidentiality agreement on terms no less favorable to NDB than those set forth in those provisions of the Mutual Confidentiality Agreement, dated as of September 25, 2000, between NDB and Deutsche Bank Americas Holding Corporation (the "Mutual Confidentiality Agreement") protecting information supplied by NDB, NDB may furnish information to or enter into discussions or negotiations with any person or entity that has made an unsolicited bona fide Acquisition Proposal in respect of which the board of directors of NDB determines in good faith (A) after receiving the opinion of its independent financial advisors to such effect, that the person or entity making such inquiry ("Potential Acquiror") has the financial wherewithal to consummate such Acquisition Proposal without having to obtain new financing other than financing as to which it has obtained or is reasonably capable of obtaining binding commitments from reputable sources, (B) after receiving the opinion of its independent financial advisors to such effect, that such Acquisition Proposal would involve consideration that is superior to the consideration under the offer and the merger and (C) after receiving the advice of its outside counsel and independent financial advisors to such effect, that such Acquisition Proposal is reasonably likely to be consummated without undue delay (a "Superior Proposal"), if, and only to the extent that, the board of directors of NDB determines in good faith that to do so is required by the fiduciary duty of the board of directors of NDB to the stockholders of NDB under applicable law.

   The Merger Agreement also requires NDB to promptly (and in any event within one business day) notify Deutsche Bank and Purchaser, orally and in writing, if any such information is requested or any such negotiations or discussions are sought to be initiated and to immediately communicate to Deutsche Bank and Purchaser the identity of the Potential Acquiror and any other material terms of such request, inquiry or Acquisition Proposal. If NDB (or any of its subsidiaries or its or their respective officers, directors, employees, representatives, agents or affiliates) participates in discussions or negotiations with, or provides information to, a Potential Acquiror, NDB is obligated to keep Deutsche Bank advised on a current basis of any material developments with respect thereto.

   The Merger Agreement provides that NDB will, and will cause its subsidiaries and its and their respective officers, directors, employees, representatives, agents and affiliates to, immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any persons other than Deutsche Bank, Purchaser or any of their respective affiliates or associates conducted prior to the date hereof with respect to any Acquisition Proposal.

   The Merger Agreement further provides that, except as expressly permitted in the Merger Agreement, NDB shall not (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Deutsche Bank or Purchaser, its approval or recommendation of the offer or the merger, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, (iii) release any third party from any confidentiality or standstill agreement to which NDB is a party or fail to enforce to the fullest extent possible, or grant any waiver, request or consent to any Acquisition Proposal under, any such agreement or (iv) enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any Acquisition Proposal. Notwithstanding the foregoing, NDB may, prior to the acceptance for payment of Shares pursuant to the offer, (x) take any of the actions described under (i), (ii) or (iii) above or (y) terminate the Merger Agreement in accordance with subparagraph (e) under "Termination" below and take any of the actions described under (iv) above, but only if, prior to taking such action, the board of directors of NDB receives a Superior Proposal and determines in good faith that it is necessary to do so to comply with its fiduciary obligations under applicable law. However, any withdrawal or modification by NDB of the approval or recommendation of the offer or the merger shall not have any effect on the approvals of, and other actions referred to in the Merger Agreement for the purpose of causing Takeover Laws and the Existing Stockholder Agreement to be inapplicable to or otherwise permit, the Merger Agreement, the Stockholder Tender Agreement and the transactions contemplated thereby, which approvals and actions are irrevocable.

   Indemnification; Directors' and Officers' Insurance. In the Merger Agreement, Deutsche Bank and Purchaser have agreed that all rights to indemnification existing in favor of the present or former directors, officers and employees of NDB or any of its subsidiaries as provided in NDB's Restated Certificate of Incorporation, as amended, or Bylaws, or the articles of organization, bylaws or similar documents of any of NDB's subsidiaries, or contracts to which NDB or any of its subsidiaries is a party, in each case, as in effect at the date of the Merger Agreement, with respect to matters occurring prior to and as of the Effective Time will survive the merger and continue in full force and effect for a period of not less than the statute of limitations applicable to such matters, and Deutsche Bank agrees to cause the surviving corporation to comply fully with these obligations.

   The Merger Agreement further provides that the surviving corporation will cause to be maintained in effect for a period of six years after the Effective Time, in respect of acts or omissions occurring prior to and as of the Effective Time (but only in respect thereof), policies of directors' and officers' liability insurance covering the persons covered by NDB's existing directors' and officers' liability insurance policies and providing substantially similar coverage to such existing policies. The surviving corporation will not be required in order to maintain such directors' and officers' liability insurance policies to pay an annual premium in excess of 200 percent of the aggregate annual amounts paid by NDB at the date of the Merger Agreement to maintain the existing policies (which amount was U.S. $122,936); and provided further that, if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of 200 percent of such amount, the surviving corporation shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to 200 percent of such amount.

   The indemnification and directors' and officers' insurance covenants described above will survive the consummation of the merger and are intended to benefit, and will be enforceable by, any person or entity entitled to be indemnified thereunder (whether or not parties to the Merger Agreement).

   The Merger Agreement further provides that, in the event Deutsche Bank or any of its successors or assigns or the surviving corporation or any of its successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision will be made so that the successors and assigns of Deutsche Bank or the surviving corporation, as applicable, assume the obligations set forth above.

   Employee Matters. The Merger Agreement provides that prior to the Effective Time, except as set forth below, NDB will, and will cause its subsidiaries to, and from and after the Effective Time, Deutsche Bank will, and will cause the surviving corporation to, honor, in accordance with their terms the existing employment and change in control agreements between NDB or any of its Subsidiaries and any officer, director or employee of NDB or any of its subsidiaries disclosed to Deutsche Bank.

   Deutsche Bank currently intends to cause the surviving corporation and its subsidiaries, until the first anniversary of the Effective Time, to provide pension and welfare benefits to their employees (considered as a group) (excluding employees covered by collective bargaining agreements and excluding benefits that are contingent on a change in control or that are based on the value of, or require the issuance of, securities) during the period of any such employee's continued employment under Plans (as defined below) currently maintained by Deutsche Bank or its subsidiaries, which benefits will be in the aggregate substantially comparable to those provided as of the date of the Merger Agreement pursuant to any employment, consulting, severance, termination, change in control, retention, incentive or deferred compensation, bonus, stock option or other equity based, fringe benefit or other employee benefit plan, program, arrangement, agreement or commitment (collectively "Plans") maintained by NDB and its subsidiaries in the aggregate to such employees; provided, however, that such intention shall not be deemed to constitute an amendment of any employee benefit plan, program or arrangement or to prevent the surviving corporation or any of its subsidiaries from making any change in any plan, program or arrangement, including any change required by law or deemed necessary or appropriate to comply with applicable law or regulation or to create in any employee or former employee of NDB or any of its subsidiaries any rights to employment or continued employment with Deutsche Bank, the surviving corporation or any subsidiary or affiliate thereof or infringe upon the right of any such entity to terminate the employment of any such employee for any reason or no reason.

   The Merger Agreement also provides that NDB will take, or cause to be taken, all action necessary, as promptly after the date of the Merger Agreement as reasonably practicable, (i) to amend any Plan, other than the Stock Option Plans, maintained by NDB or any of its subsidiaries to eliminate, as of the date of the Merger Agreement, all provisions for the purchase or grant of Shares directly from or by NDB or any of its subsidiaries or securities of any subsidiary and (ii) in the case of the Stock Option Plans, to amend such Stock Option Plan to eliminate, as of the date of the Merger Agreement, all provisions thereof that provide for any automatic grant of any awards or other rights under any such Stock Option Plan, including the grant of any "progressive stock options" within the meaning of any such Stock Option Plan. In addition, prior to the Effective Time, NDB will not, and will not permit any of its officers, directors or other employees to, authorize the extension of any loan pursuant to the terms of any of the Stock Option Plans or otherwise in connection with any Existing Stock Options.

   The Merger Agreement further provides that to the extent that employees of NDB or any of its subsidiaries become eligible to participate in any Plans of Deutsche Bank or any of Deutsche Bank's other subsidiaries (collectively the "Deutsche Bank Plans") following the Effective Time, Deutsche Bank will, and will cause the surviving corporation to (i) cause service rendered by such employees prior to the Effective Time to be taken into account for (x) vesting and eligibility purposes (but not for purposes of benefit accrual or calculation) under Deutsche Bank Plans, other than the severance plan of Deutsche Bank, to the same extent as such service was taken into account under the corresponding Plans of NDB and its subsidiaries for those purposes and (y) for purposes of vesting, eligibility and benefit calculation under the severance plan of Deutsche Bank, (ii) waive any pre-existing condition limitations under any Deutsche Bank Plan that is a health plan for any condition of any such employee (or the dependent of any such employee) for which such individual would have been entitled to coverage under the corresponding Plan of NDB or its subsidiaries in which such individual participated immediately prior to the Effective Time and (iii) give such employees credit under the applicable Deutsche Bank Plans for co-payments made and deductibles satisfied by such employees prior to the Effective Time under a corresponding Plan of NDB or its subsidiaries for the applicable plan year that includes the Effective Time.

   The Merger Agreement also provides that no later than five business days prior to its distribution, NDB and its subsidiaries will provide Deutsche Bank and Purchaser with a copy of any communication intended to be made to any of their respective employees relating to the transactions contemplated thereby, and will provide an opportunity for Deutsche Bank and Purchaser to make reasonable revisions thereto.

   Employee Retention Plan and Benefit Continuation. On or prior to the Effective Time, Deutsche Bank will cause or permit NDB or its subsidiaries to offer a retention and guaranteed compensation package to certain selected employees as described above under "Interests of Certain Persons". In addition, with effect from the Effective Time, Deutsche Bank will cause or permit NDB or its Subsidiaries to grant equity awards under Deutsche Bank's share scheme in such amounts and to such employees as are reasonably determined in the discretion of NDB, subject to the approval of Deutsche Bank, which approval will not be unreasonably withheld; provided, however, that the total amount of such equity awards, together with the amount of the equity awards for the selected employees, will not exceed $60,000,000.

   Conditions to Consummation of the Merger. Pursuant to the Merger Agreement, the respective obligations of Deutsche Bank, Purchaser and NDB to consummate the merger are subject to the satisfaction or waiver, where permissible, prior to the proposed Effective Time of the following conditions: (i) the agreement of merger (as such term is used in Section 251 of the DGCL) contained in the Merger Agreement shall have been approved and adopted by the affirmative vote of the stockholders of NDB required by and in accordance with applicable law unless, after the offer, Deutsche Bank beneficially owns at least 90% of NDB shares, in which case no vote is necessary pursuant to Section 253 of the DGCL; (ii) all necessary waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the merger shall have expired or been terminated, (iii) the consummation of the merger is not prohibited, restricted or made illegal by any statute, rule, regulation, executive order, judgment, decree or injunction of any court or any governmental entity (provided that each party to use all reasonable efforts to have such prohibition lifted) and (iv) Purchaser shall have accepted for purchase and paid for the Shares tendered pursuant to the offer, provided that the condition in clause (iv) above shall not be a condition to Purchaser's obligation to consummate the merger if Purchaser's failure to purchase any Shares violates the terms of the offer.

   Termination. The Merger Agreement provides that it may be terminated and the merger may be abandoned at any time (notwithstanding approval thereof by the stockholders of NDB) prior to the Effective Time (with any termination by Deutsche Bank also being an effective termination by Purchaser):

   (a) by mutual written consent of NDB and Deutsche Bank;

   (b) by Deutsche Bank or NDB if any court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable;

   (c) by NDB if (i) Purchaser fails to commence the offer in violation of
Section 1.01 of the Merger Agreement, (ii) Purchaser shall not have accepted for payment and paid for Shares pursuant to the offer in accordance with the terms thereof on or before December 31, 2000, (iii) Purchaser fails to purchase validly tendered Shares in violation of the terms of the Merger Agreement, or (iv) Purchaser or Deutsche Bank shall have breached any of its representations, warranties or covenants of the Merger Agreement, which breach has had or is reasonably likely to have a material adverse effect on the ability of Deutsche Bank or Purchaser to consummate the transactions contemplated thereby;

   (d) by Deutsche Bank if, due to an occurrence or circumstance which shall have resulted in a failure to satisfy any of the Offer Conditions, Purchaser shall have (i) not commenced the offer as required by the Merger Agreement,
(ii) terminated the offer without purchasing any Shares pursuant to the offer or (iii) failed to accept for payment Shares pursuant to the offer prior to December 15, 2000;

   (e) by NDB, prior to the purchase of Shares pursuant to the offer, if (i) NDB has complied with its obligations described above under "No-Solicitation,"
(ii) NDB has given Deutsche Bank and Purchaser at least four business days advance notice of its intention to accept or recommend a Superior Proposal and of all of the terms and conditions of such Superior Proposal, (iii) NDB's board of directors, after taking into account any modifications to the terms of the offer and the merger proposed by Deutsche Bank and Purchaser after receipt of such notice, continues to believe such Acquisition Proposal constitutes a Superior Proposal and (iv) the board of directors of NDB determines in good faith that it is necessary to do so to comply with its fiduciary obligations to the stockholders of NDB under applicable law; provided that such termination provided for under this paragraph shall not be effective unless and until NDB shall have paid to Deutsche Bank all of the fees and expenses described below in "Fees and Expenses" including, without limitation, the Termination Fee (as defined below in "Fees and Expenses"); or

   (f) by Deutsche Bank, prior to the purchase of Shares pursuant to the offer, if NDB breaches any of its covenants described above under "No-Solicitation" or the board of directors shall have taken any of the actions specified above in clauses (i), (ii) or (iii) under "No Solicitation".

   Effect of Termination. In the event that the Merger Agreement is terminated and the merger is abandoned, pursuant to the provision described above in "Termination" the Merger Agreement will become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders, other than the provisions relating to confidentiality obligations and the payment of certain fees and expenses, including the Termination Fee, all of which will survive any such termination, along with the Mutual Confidentiality Agreement; provided that no party would be relieved from liability for any willful breach of the Merger Agreement.

   Fees and Expenses. Except as provided below, whether or not the merger is consummated, all costs and expenses incurred in connection with the offer, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses.

   In the event that this Agreement is terminated pursuant to (1) subparagraph
(e) or (f) under "Termination" above or (2) (x) subparagraph (b) under "Termination" above (unless the proceeding that resulted in the order, decree, ruling or other action giving rise to such termination shall have been instituted, in the first instance, by a governmental entity and shall not have been requested or encouraged by NDB or any of its stockholders) or
(y) subparagraph (c)(ii) or subparagraph (d) under "Termination" above if (in the case of clause (y) only) at the time of such termination either (A) the Minimum Tender Condition shall not have been satisfied or (B) NDB shall have breached or failed to comply in any material respect with any of its obligations, covenants, or agreements under the Merger Agreement or any representation or warranty of NDB contained in the Merger Agreement that is qualified as to materiality shall not be true and correct, or any such representation or warranty that is not so qualified shall not be true and correct in any material respect which (when taken together with all such other representations and warranties not true and correct) has had or would reasonably be likely to have a material adverse effect, in each case either as of when made or at and as of any time thereafter, and (in the case of clause
(2) only) (AA) after the date of the Merger Agreement and prior to such termination an Acquisition Proposal shall have been made or publicly announced and (BB) within twelve months thereafter an Acquisition Proposal shall have been consummated, then NDB shall pay Deutsche Bank a termination fee of $35 million (the "Termination Fee") in immediately available funds by wire transfer to an account designated by Deutsche Bank. If such fee becomes payable pursuant to clause (1) of this paragraph, it shall be payable simultaneously with such termination (in the case of a termination by NDB) or within one business day thereafter (in the case of a termination by Deutsche
Bank). If such fee becomes payable pursuant to clause (2) of this paragraph, it shall be payable simultaneously with completion of such Acquisition Proposal.

   In the event the Merger Agreement is terminated pursuant to subparagraphs
(c)(ii) or (d) under "Termination" above as a result of (A) NDB's breach or failure to comply in any material respect with any of its obligations, covenants, or agreements under the Merger Agreement, (B) any representation or warranty of NDB contained in the Merger Agreement that is qualified as to materiality not being true and correct or (C) any such representation or warranty that is not so qualified not being true and correct in any material respect which (when taken together with all such other representations and warranties not true and correct) has had or would reasonably be likely to have a material adverse effect, in each case either as of when made or at and as of any time thereafter, then NDB shall promptly (and in any event within one business day after such termination) reimburse Deutsche Bank for the out-of-pocket fees and expenses of Deutsche Bank and the Purchaser (including financing or commitment fees, printing fees, filing fees and fees and expenses of its legal and financial advisors) related to the offer, the Merger Agreement, the transactions contemplated thereby and any related financing up to a maximum of $5 million in immediately available funds by wire transfer to an account designated by Deutsche Bank.

   In the event the Merger Agreement is terminated pursuant to paragraph
(c)(iv) under "Termination" above, then Deutsche Bank shall promptly (and in any event within one business day after such termination) reimburse NDB for the out-of-pocket expenses of NDB (including printing fees, filing fees and expenses of its legal and financial advisors) related to the offer, the Merger Agreement and the transactions contemplated thereby up to a maximum of $5 million in immediately available funds by wire transfer to an account designated by NDB.

   Amendment. To the extent permitted by applicable law and subject to the approval of the Continuing Directors after Deutsche Bank's designees constitute a majority of the NDB board of directors, the Merger Agreement may be amended by action taken by or on behalf of the boards of directors of NDB, Deutsche Bank and Purchaser, at any time before or after adoption of the Merger Agreement by the stockholders of NDB but, after any such stockholder approval, no amendment shall be made which requires further approval of NDB's stockholders under applicable law without the approval of the stockholders of NDB. The Merger Agreement may not be amended, changed, supplemented or otherwise modified except by an instrument in writing signed on behalf of all of the parties.

 Stockholder Tender Agreement.

   Concurrently with the execution of and in order to induce Deutsche Bank and Purchaser to enter into the Merger Agreement, the Principal Stockholders entered into the Stockholder Tender Agreement. The following is a summary of the material terms of the Stockholder Tender Agreement. This summary is not a complete description of the terms and conditions of the Stockholder Tender Agreement and it is qualified in its entirety by reference to the full text of the Stockholder Tender Agreement, a copy of which is filed with the SEC as an exhibit to the Schedule TO and is incorporated herein by reference. The Stockholder Tender Agreement may be examined at, and copies may be obtained from, the offices of the SEC as set forth under "Available Information" in
Section 8 above. All terms not defined herein have the meanings ascribed to such terms in the Stockholder Tender Agreement.

   Tender of Shares. Each Principal Stockholder has agreed to validly tender (or cause the record owner of such shares to validly tender), not later than the seventh business day after commencement of the offer, and will cause to remain validly tendered and not withdrawn until termination of the Stockholder Tender Agreement all Shares which are beneficially owned by such Principal Stockholder as of the date of the Stockholder Tender Agreement, in addition to any Shares which such Principal Stockholder acquires in any capacity after the date of the Stockholder Tender Agreement and prior to the termination of the Stockholder Tender Agreement by means of purchase, dividend, distribution, exercise of options, warrants or other rights to acquire Shares or in any other way (collectively, the "Subject Shares").

   Voting Agreement. Each Principal Stockholder will, at any meeting of the stockholders of NDB called to consider and vote upon the adoption of the Merger Agreement (and at any and all postponements and adjournments thereof), and in connection with any action to be taken in respect of the adoption of the Merger Agreement by written consent of stockholders of NDB, vote or cause to be voted (including by written consent, if applicable) all of such Principal Stockholder's Subject Shares which it has the right to vote in favor of the adoption of the Merger Agreement and in favor of any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement that is considered and voted upon at any such meeting or made the subject of any such written consent. At any meeting of the stockholders of NDB called to consider and vote upon any (a) Acquisition Proposal, (b) proposal or action that would reasonably be expected to result in a breach of any covenant, agreement, representation or warranty of NDB set forth in the Merger Agreement, or (c) other alternative transaction or specified action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or adversely affect the offer or the merger and the other transactions contemplated by the Stockholder Tender Agreement and the Merger Agreement or increase the likelihood that such transactions will not be consummated (an "Adverse Proposal") (and at any and all postponements and adjournments thereof), and in connection with any action to be taken in respect of any Adverse Proposal by written consent of stockholders of NDB, each Principal Stockholder will vote or cause to be voted (including by written consent, if applicable) all of such Principal Stockholder's Subject Shares which it has the right to vote against the adoption of such Adverse Proposal except to the extent that any Principal Stockholder is appointed to act for management of NDB under proxy of the stockholders at any meeting thereof.

   Irrevocable Proxy. Each Principal Stockholder has irrevocably granted to, and appointed, Purchaser and any designee of Purchaser, each of them individually, such Principal Stockholder's proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent with respect to all of such Principal Stockholder's Subject Shares which it has the right to vote (i) in accordance with the terms described above under "Voting Agreement" and (ii) to sign its name (as a stockholder) to any consent, certificate or other document relating to NDB that the law of the State of Delaware may permit or require in connection with any matter referred to above under "Voting Agreement". The proxy is coupled with an interest and is irrevocable until termination of the Stockholder Tender Agreement pursuant to the section on "Termination" below, whereupon such proxy and power of attorney shall automatically terminate. Each Principal Stockholder will take such further action or execute such other instruments as may be necessary to effectuate the intent of the proxy. For Subject Shares as to which the Principal Stockholder is the beneficial but not the record owner, the Principal Stockholder will cause any record owner of such Subject Shares to grant to Purchaser a proxy to the same effect as that contained therein.

   Restriction on Transfer of Subject Shares, Proxies and
Noninterference. Each Principal Stockholder has undertaken not to, directly or indirectly: (a) except pursuant to the terms of the Stockholder Tender Agreement and for the conversion of Subject Shares at the Effective Time pursuant to the terms of the Merger Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Principal Stockholder's Subject Shares other than any sale, transfer or assignment to members of such Principal Stockholder's family, a family trust of such Principal Stockholder or a charitable institution if the transferee of such Subject Shares agrees in writing to be bound by the terms hereof and notice of such sale, transfer or assignment, including the name and address of the purchaser, transferee or assignee, is delivered to Purchaser pursuant to the terms of the Stockholder Tender Agreement; (b) except pursuant to the terms of the Stockholder Tender Agreement, grant any proxies or powers of attorney, deposit any Subject Shares into a voting trust or enter into a voting agreement with respect to any Subject Shares; or (c) take any action that would reasonably be expected to make any of its representations or warranties contained herein untrue or incorrect or have the effect of impairing the ability of such Principal Stockholder to perform such Principal Stockholder's obligations under the Stockholder Tender Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby.

   No Solicitation. Each Principal Stockholder has undertaken that neither such Principal Stockholder nor (if such Principal Stockholder is not a natural person) any of its affiliates (other than NDB), officers, directors, employees, agents or representatives (including any investment banker, financial advisor, attorney or accountant for such Principal Stockholder) (together "Representatives") shall, directly or indirectly, encourage, solicit, initiate or participate in any way in any discussions or negotiations with, or provide any information to, or afford any access to the properties, books or records of NDB or any of its subsidiaries, or otherwise take any other action to assist or facilitate, any person or group (other than Deutsche Bank or Purchaser or any affiliate or associate of Deutsche Bank or Purchaser) concerning any Acquisition Proposal. Each Principal Stockholder will, and will cause its Representatives to, immediately cease any existing activities, discussions or negotiations conducted heretofore with respect to any Acquisition Proposal. Each Principal Stockholder will promptly communicate to Purchaser the material terms of any Acquisition Proposal (or any discussion, negotiation or inquiry with respect thereto) and the identity of the person making such Acquisition Proposal or inquiry which it may receive.

   No Dissenters' Rights. In connection with the merger, each Principal Stockholder waived any appraisal or dissenters' rights that such Principal Stockholder may have.

   Termination. The Stockholder Tender Agreement will terminate with respect to any Principal Stockholder on the earliest to occur of (a) the consummation of the purchase of all the Subject Shares pursuant to the offer,

(b) the Effective Time or (c) the date which is sixty days after the date on which the Merger Agreement is terminated in accordance with its terms. The Stockholder Tender Agreement may be earlier terminated by the mutual consent of the board of directors of Purchaser and the Principal Stockholders representing a majority of the Subject Shares subject to the Stockholder Tender Agreement.

11. Source and Amount of Funds

   The offer is not conditioned upon any financing arrangements.

   Deutsche Bank and Purchaser estimate that the total amount of funds required to purchase all outstanding Shares pursuant to the offer and the merger, based on the number of Shares that were outstanding or subject to future issuance pursuant to the Existing Stock Options, will be approximately $895 million (net of the exercise price payable with respect to such Existing Stock Options) and that approximately $14 million of additional funds will be required to pay fees and expenses related to the offer and the merger. The funds needed for the offer and the merger will come from Deutsche Bank's working capital or existing credit facilities.

12. Certain Conditions of the Offer

   Notwithstanding any other provision of the offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, to pay for any Shares tendered in the offer and may terminate or, subject to the terms of the Merger Agreement, amend the offer, if (i) there shall not be validly tendered and not properly withdrawn prior to the Expiration Date that number of Shares which, together with any Shares beneficially owned by Purchaser or Deutsche Bank, represents at least a majority of the total number of outstanding Shares on a fully diluted basis (which shall mean, as of any date, the number of Shares that are actually issued and outstanding plus the number of Shares that NDB is required to issue pursuant to obligations outstanding under convertible securities, options and otherwise on the date of purchase) on the date shares are accepted for payment (the "Minimum Tender Condition"), (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated, and any applicable approvals or consents have not been obtained under any applicable foreign laws (or any applicable waiting periods thereunder have not expired or been terminated) on or prior to the Expiration Date or (iii) at any time on or after the date of the Merger Agreement and prior to the acceptance for payment of any Shares, any of the following conditions exist:

   (a) there shall have been any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction, proposed, sought, promulgated, enacted, entered, enforced, issued, amended or deemed applicable to Deutsche Bank, Purchaser, NDB, any other affiliate of Deutsche Bank or NDB, the offer or the merger, that would or is reasonably likely, directly or indirectly, to (1) make the acceptance for payment of, or payment for or purchase of some or all of the Shares pursuant to the offer illegal, or otherwise restrict or prohibit or make materially more costly the consummation of the offer or the merger, (2) restrict the ability of Purchaser to accept for payment, pay for or purchase some or all of the Shares pursuant to the offer or to effect the merger, (3) render Purchaser unable to accept for payment or pay for or purchase some or all of the Shares pursuant to the offer, (4) impose material limitations on the ability of Deutsche Bank, Purchaser or any of their respective subsidiaries or affiliates to acquire or hold, transfer or dispose of, or effectively to exercise all rights of ownership of, some or all of the Shares including the right to vote the Shares purchased by it pursuant to the offer on an equal basis with all other Shares on all matters properly presented to the stockholders of NDB, (5) require the divestiture by Deutsche Bank, Purchaser or any of their respective subsidiaries or affiliates of any Shares, or require Purchaser, Deutsche Bank, NDB, or any of their respective subsidiaries or affiliates to dispose of or hold separate all or any material portion of their respective businesses, assets or properties or impose any material limitations on the ability of any of such entities to conduct their respective businesses or own such assets, properties or Shares or on the ability of Deutsche Bank or Purchaser to conduct the business of NDB and its subsidiaries and own the assets and properties of NDB and its subsidiaries, (6) impose any material limitations on the ability of Deutsche Bank, Purchaser or any of their respective subsidiaries or affiliates effectively to control the business or operations of NDB, Deutsche Bank, Purchaser or any of their respective subsidiaries or affiliates, or (7) result in a material reduction in the benefits expected to be derived by Purchaser, Deutsche Bank or any of their respective subsidiaries and affiliates as a result of the offer or the merger;

   (b) there shall have been threatened, instituted or pending any action, proceeding or counterclaim by or before any governmental entity, challenging the making of the offer or the acquisition by Purchaser of the Shares pursuant to the offer or the consummation of the merger, or seeking to obtain any material damages, or seeking to, directly or indirectly, result in any of the consequences referred to in clauses (1) through (7) of paragraph (a) above;

   (c) there shall have occurred (1) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or in the over-the-counter market in the United States or the Federal Republic of Germany, (2) the declaration of any banking moratorium or any suspension of payments in respect of banks or any limitation (whether or not mandatory) on the extension of credit by lending institutions in the United States or the Federal Republic of Germany, (3) the commencement of a war, armed hostilities or any other international or national calamity involving the United States or the Federal Republic of Germany, (4) a material adverse change in the United States currency exchange rates or a suspension of, or limitation on, the markets therefor, or (5) in the case of any of the foregoing existing at the time of the execution of the Merger Agreement, a material acceleration or worsening thereof;

   (d) any person or "group" (as such term is used in Section 13(d)(3) of the Exchange Act) other than Deutsche Bank, Purchaser or the Principal Stockholders or any of their respective affiliates shall have become the beneficial owner (as that term is used in Rule 13d-3 under the Exchange Act) of more than 20% of the outstanding Shares unless such person or group has publicly disclosed its intention to tender the Shares owned by it in the offer;

   (e) there shall have occurred any change, condition, event or development that, individually or in the aggregate, has had or is reasonably likely to have, a material adverse effect on any of the condition (financial or otherwise), business, properties, assets, liabilities or results of operations of NDB and its subsidiaries, taken as a whole, excluding and not giving effect to events, circumstances or conditions affecting the securities markets or the brokerage or market making industries in the United States generally (a "Material Adverse Effect");

   (f) NDB shall have breached or failed to comply in any material respect with any of its obligations, covenants, or agreements under the Merger Agreement or any representation or warranty of NDB contained in the Merger Agreement that is qualified as to materiality shall not be true and correct, or any such representation or warranty that is not so qualified shall not be true and correct in any material respect which (when taken together with all such other representations and warranties not true and correct) has had or would reasonably be likely to have a Material Adverse Effect, in each case either as of when made or at and as of any time thereafter; or

   (g) the Merger Agreement shall have been terminated pursuant to its terms or shall have been amended pursuant to its terms to provide for such termination of the offer;

which, in the good faith judgment of Deutsche Bank or Purchaser, in any case, and regardless of the circumstances (including any action or inaction by Deutsche Bank or Purchaser or any of their affiliates) giving rise to any such condition, makes it inadvisable to proceed with the offer or with acceptance for payment or payment for Shares.

   The foregoing conditions are for the sole benefit of Deutsche Bank and Purchaser and may be asserted regardless of the circumstances or (except for the Minimum Tender Condition) waived by Deutsche Bank or Purchaser in whole or in part at any applicable time or from time to time in its discretion subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC. The failure of Deutsche Bank or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any applicable time and from time to time.

13. Certain Legal and Regulatory Matters

   General. Except as otherwise disclosed herein, Deutsche Bank and Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of NDB and which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser pursuant to the offer. Should any such approval or other action be required, it is currently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to NDB's or Deutsche Bank's business or that certain parts of NDB's or Deutsche Bank's business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken. Purchaser's obligation under the offer to accept for payment and pay for Shares is subject to certain conditions. See Section 12.

   Antitrust Compliance. Under the provisions of the HSR Act applicable to the offer, the purchase of Shares under the offer may be consummated following the expiration or earlier termination of a 15-calendar-day waiting period following the filing by Purchaser of a Notification and Report Form with respect to the offer, unless Purchaser receives a request for additional information or documentary material from the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") or the U.S. Federal Trade Commission (the "FTC"). Purchaser expects to make its filing with the Antitrust Division and the FTC on or about October 31, 2000. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from Purchaser, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Purchaser with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Purchaser. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the offer may, at the sole discretion of Purchaser, be extended and, in any event, the purchase of and any payment for Shares will be deferred until the Expiration Date. Unless the offer is extended, any extension of the waiting period may not give rise to any additional withdrawal rights not otherwise provided by applicable law. See
Section 4.

   In practice, complying with a request for additional information or documentary material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue.

   The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of NDB. At any time before or after Purchaser's purchase of Shares pursuant to the offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the offer or the merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Purchaser or its subsidiaries, or of NDB or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. However, Purchaser believes that consummation of the offer would not violate any antitrust laws; however, there can be no assurance that a challenge to the offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any other person, Purchaser may not be obligated to consummate the offer. See
Section 12.

   Broker-Dealer Regulations. Because NDB owns registered broker-dealers, Deutsche Bank and NDB must make certain filings with, or give notifications to, a number of U.S. federal, state and foreign governmental and self-regulatory agencies, and securities and other exchanges, before the offer and the merger are completed.

   Other Applications and Notices. Deutsche Bank and NDB conduct operations in a number of jurisdictions where other regulatory filings or approvals may be required or advisable in connection with the completion of the merger. Deutsche Bank and NDB are currently in the process of reviewing whether other filings or approvals may be required or desirable in other jurisdictions. Deutsche Bank and NDB have no reason to believe that any of these requirements cannot be satisfied within the time period contemplated by the Merger Agreement, but they may not complete some of these filings or obtain some of these approvals, which may not, as a matter of practice, be required to be obtained prior to the closing of a tender offer or the effectiveness of a merger transaction, prior to the closing of the offer or the effectiveness of the merger.

   Stockholder Approval. NDB has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by NDB and the consummation by NDB of the transactions contemplated by the Merger Agreement and the Stockholder Tender Agreement have been duly and validly authorized by the board of directors of NDB, and no other corporate proceedings on the part of NDB are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated, other than, with respect to the merger, the approval and adoption of the agreement of merger (within the meaning of Section 251 of the DGCL) contained in the Merger Agreement by the holders of a majority of the outstanding Shares prior to the consummation of the merger (unless the merger is consummated pursuant to the short-form merger provisions contained in Section 253 of the DGCL). In the event that the Minimum Tender Condition is satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholders of NDB.

   Short-Form Merger. Section 253 of the DGCL provides, among other things, that, if the parent corporation owns at least 90% of the outstanding shares of each voting class of a subsidiary corporation, the merger of the subsidiary corporation and the parent corporation may be effected by a resolution adopted and approved by the board of directors of the parent corporation and the appropriate filings with the Delaware Secretary of State, without any action or vote on the part of the stockholders of the subsidiary corporation. Under the DGCL, if Purchaser acquires at least 90% of the outstanding Shares, Purchaser will be able to effect the merger without a vote of the stockholders of NDB. In such event, Deutsche Bank, Purchaser and NDB have agreed in the Merger Agreement to take all necessary and appropriate action to cause the merger to become effective as soon as practicable after such acquisition, without a meeting of NDB's stockholders. In the event that less than 90% of the Shares then outstanding on a fully diluted basis are tendered pursuant to the offer, the Purchaser may extend the offer for up to 10 business days, or may include a Subsequent Offering Period, so that the merger may be consummated as described in this paragraph.

   State Takeover Laws. A number of states (including Delaware where NDB is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

   Section 203 of the DGCL prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The board of directors of NDB has irrevocably taken all necessary steps to render Section 203 of the DGCL inapplicable to Deutsche Bank and Purchaser with respect to the merger, the Stockholder Tender Agreement and the acquisition of Shares pursuant to the offer.

   Purchaser has not attempted to comply with any other state takeover statutes in connection with the offer or the merger. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the offer or the merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the offer or the merger, and nothing in this offer to purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the offer or the merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the offer or the merger, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the offer or be delayed in continuing or consummating the offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 12.

   Appraisal Rights. No appraisal rights are available in connection with the offer. If the merger is consummated, however, stockholders of NDB who have not tendered their Shares will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Under Section 262 of the DGCL, dissenting stockholders of NDB who comply with the applicable statutory procedures will be entitled to a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the merger.

   The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL.

 Legal Proceedings.

   Two purported class actions have been filed in the Court of Chancery in and for New Castle County, Delaware. The complaints allege generally that NDB's directors breached their fiduciary duties by failing to conduct an adequate process and by agreeing to a transaction that favors management's interests and fails to maximize the value of the Shares. The complaints further allege that the value of the Shares is materially greater than the Offer Price. Each complaint seeks certification of a plaintiff class, declaratory and injunctive relief with respect to the transaction, unspecified compensatory damages and attorneys' fees and costs. In addition to naming the directors as defendants, the complaints name NDB as a defendant and one of the complaints names Deutsche Bank alleging that it aided and abetted the alleged breach of fiduciary duties. The complaints are entitled: Whitney v. National Discount Brokers Group, Inc., et al., C.A. No. 18421NC and Crandon Capital Partners v. Kontos, et al., C.A. No. 18422NC. The defendants believe the actions are without merit and intend to defend them vigorously.

14. Fees and Expenses

   Purchaser has retained Deutsche Bank Securities Inc. as Dealer Manager, ChaseMellon Shareholder Services L.L.C. as Depositary and Georgeson Shareholder Communications Inc. as Information Agent in connection with the offer. The Dealer Manager, Depositary and Information Agent will receive customary compensation and reimbursement for reasonable out-of-pocket expenses, as well as indemnification against certain liabilities in connection with the offer, including liabilities under applicable securities laws.

   Except as set forth in this Section 14, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

   Including the fees described above, Purchaser has paid or will be responsible for paying certain out-of-pocket expenses and the following expenses incurred or estimated to be incurred in connection with the tender offer and the merger:

                                                                    IN THOUSANDS
                                                                    ------------
   Dealer Manager and Financial Advisor............................    $6,000
   Legal...........................................................     1,500
   Filing (HSR and SEC)............................................       217
   Information Agent...............................................        15
   Depositary......................................................        25
   Printing........................................................       150
   Accounting and Appraisal........................................       N/A
   Miscellaneous...................................................        50

   NDB has paid or will be responsible for paying the following expenses incurred or estimated to be incurred in connection with the tender offer and the merger:

                                                                    IN THOUSANDS
                                                                    ------------
   Financial Advisors..............................................    $5,000
   Legal...........................................................       500
   Printing........................................................        50
   Miscellaneous...................................................        25

15. Miscellaneous

   The offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its sole discretion, take such action as it may deem necessary to make the offer in any such jurisdiction and extend the offer to holders of Shares in such jurisdiction.

   Neither Purchaser nor Deutsche Bank is aware of any jurisdiction in which the making of the offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

   Purchaser and Deutsche Bank have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the offer and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the SEC in Washington, D.C. in the manner set forth under "Available Information" in
Section 8.

   No person has been authorized to give any information or make any representation on behalf of Deutsche Bank or Purchaser not contained in this offer to purchase or in the letter of transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

   Neither the delivery of the offer to purchase nor any purchase pursuant to the offer will, under any circumstances, create any implication that there has been no change in the affairs of Deutsche Bank, Purchaser, NDB or any of their respective subsidiaries since the date as of which information is furnished or the date of this offer to purchase.

                                          DEUTSCHE ACQUISITION CORP.

October 24, 2000

                                  SCHEDULE A

     Information Concerning Members of the Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat) of Deutsche Bank and Members of the Board
                               of Directors and
                      the Executive Officers of Purchaser

                               DEUTSCHE BANK AG

   Set forth below are the name, citizenship, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of the members of the Management Board and the Supervisory Board of Deutsche Bank. Unless otherwise indicated, each person is a citizen of the Federal Republic of Germany. Unless otherwise noted, the business address of each such person is Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany. Unless otherwise indicated, each such person has held his or her present position as set forth below for the past five years.

                                        Position with Deutsche Bank;
 Name and Address            Material Positions Held During the Past Five Years
 ----------------            --------------------------------------------------
 Management Board
 Dr. Josef Ackermann........ Member of the Board of Management, Deutsche Bank
                             AG (since 1996); previously Member of the
                             Executive Board, Credit Suisse Holding AG; Citizen
                             of Switzerland.

 Carl L. Von Boehm-Bezing... Member of the Board of Management, Deutsche Bank
                             AG.

 Dr. Rolf-E. Breuer......... Member of the Board of Management, Deutsche Bank
                             AG.

 Dr. Thomas R. Fischer...... Member of the Board of Management, Deutsche Bank
                             AG (since 1999); Chairman of the Management Board
                             of Landesgirokasse Stuttgart (1996-1999);
                             previously Vice-Chairman of the Management Board
                             of Landesgirokasse Stuttgart.

 Dr. Tessen von Heydebreck.. Member of the Board of Management, Deutsche Bank
                             AG.

 Hermann-Josef Lamberti..... Member of the Board of Management, Deutsche Bank
                             AG (since 1999); previously head of IBM Germany.

 Edson Mitchell............. Member of the Board of Management, Deutsche Bank
                             AG (since June 2000); previously Managing
                             Director, Global Markets, Deutsche Bank Group;
                             Citizen of the United States.

 Michael Phillip............ Member of the Board of Management, Deutsche Bank
                             Group (since June 2000); previously Managing
                             Director, Global Equities, Deutsche Bank Group;
                             Citizen of the United States.

                                                          Position with Deutsche
                                                                   Bank;
                                                          Material Positions Held
                                                           During the Past Five
 Name and Address                                                  Years
 ----------------                                         -----------------------
 Supervisory Board
 Hilmar Kopper.......................................... Chairman, Supervisory
                                                         Board (since May 1997);
                                                         previously Member of the
                                                         Board of Management,
                                                         Deutsche Bank AG.
 Heidrun Forster*....................................... Deputy Chairperson,
                                                         Supervisory Board;
                                                         Employee of Deutsche
                                                         Bank AG.
 Dr. Karl-Hermann Baumann............................... Member, Supervisory
                                                         Board; Chairman of the
                                                         Supervisory Board of
                                                         Siemens
                                                         Aktiengesellschaft
                                                         since February 1998;
                                                         previously Chief
                                                         Financial Officer of
                                                         Siemens
                                                         Aktiengesellschaft.
 Heinz Brulls*.......................................... Member, Supervisory
                                                         Board; Employee of
                                                         Deutsche
                                                         Bank AG.
 Dr. Ulrich Cartellieri................................. Member, Supervisory
                                                         Board; previously Member
                                                         of the Board of
                                                         Management, Deutsche
                                                         Bank AG.
 Klaus Funk*............................................ Member, Supervisory
                                                         Board; Employee of
                                                         Deutsche
                                                         Bank AG.
 Sabine Horn*........................................... Member, Supervisory
                                                         Board; Employee of
                                                         Deutsche
                                                         Bank AG.
 Prof. Dr. Henning Kagermann............................ Member, Supervisory
                                                         Board.
 Ulrich Kaufmann*....................................... Member, Supervisory
                                                         Board; Employee of
                                                         Deutsche
                                                         Bank AG.
 Adolf Kracht........................................... Member, Supervisory
                                                         Board; Consultant.
 Professor Dr.-Ing. E.h. Dipl.-Ing. Berthold Leibinger.. Member, Supervisory
                                                         Board; Chairman of the
                                                         Board
                                                         of Management of TRUMPF
                                                         GmbH + Co. KG.
 Dr. Klaus Liesen....................................... Member, Supervisory
                                                         Board; Chairman of the
                                                         Supervisory Board of
                                                         Ruhrgas AG.
 Margret Monig-Raane*................................... Member, Supervisory
                                                         Board; First Chairperson
                                                         of the
                                                         Gewerkschaft, Handel,
                                                         Banken und
                                                         Versicherungen; Employee
                                                         of Deutsche Bank AG.
 Dr. Michael Otto....................................... Member, Supervisory
                                                         Board; Chairman of the
                                                         Board
                                                         of Management of Otto-
                                                         Versand (GmbH & Co.).
 Gerhard Renner*........................................ Member, Supervisory
                                                         Board; Executive of
                                                         Deutsche Angestellten-
                                                         Gewerkschaft; Employee
                                                         of Deutsche
                                                         Bank AG.
 Dr. Hermann Scholl..................................... Member, Supervisory
                                                         Board; Chairman of
                                                         the Board of Management
                                                         of Robert Bosch GmbH.

 Klaus Schwedler*....................................... Member, Supervisory
                                                         Board; Employee of
                                                         Deutsche
                                                         Bank AG.
 Michael Freiherr Truchseb von Wetzhausen*.............. Member, Supervisory
                                                         Board; Employee of
                                                         Deutsche
                                                         Bank AG.

 Lothar Wacker*......................................... Member, Supervisory
                                                         Board; Employee of
                                                         Deutsche
                                                         Bank AG.

 Dipl.-Ing. Albrecht Woeste............................. Member, Supervisory
                                                         Board; Chairman of the
                                                         Supervisory Board and
                                                         the Shareholders'
                                                         Committee
                                                         of Henkel KGaA since
                                                         1990.

--------
*  elected by the staff

                          DEUTSCHE ACQUISITION CORP.

   Set forth below are the name, citizenship, business address and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of the directors and executive officers of Purchaser. Unless otherwise noted, the business address of each such person is 31 West 52nd Street, New York, New York 10019. Each such individual listed below is a citizen of the United States of America and has held his or her present position as set forth below since or subsequent to Purchaser's incorporation.

                                   Present Principal Occupation or Employment;
     Name and Position with       Material Positions Held During the Past Five
            Purchaser                                 Years
     ----------------------      ----------------------------------------------
 Kevin E. Parker................ Managing Director, Global Equities, Deutsche
  (Director and President)       Bank Group (since June 1997); previously Chief
                                 Information Officer, Morgan Stanley.

 Thomas A. Curtis............... Head of Corporate and Regulatory Affairs,
                                 Deutsche Bank Group-Americas
  (Director and Vice President)  (since September 2000); previously Director and Counsel, Deutsche Bank AG New York.

 Michelle Schwabe............... Chief Operating Officer, Deutsche Bank Group-
                                 Americas (since April 2000);
  (Director)                     previously Managing Director, Global Equities,
                                 Deutsche Bank Group.

 James T. Byrne, Jr. ........... Office of the Secretary, Deutsche Bank Group-
                                 Americas (since June 1999;
                                 previously Senior Vice President and
  (Secretary)                    Secretary, Bankers Trust Corporation.
  130 Liberty Street, 33rd Floor
  New York, New York 10006

                                 Office of the Secretary, Deutsche Bank Group-
 Sandra L. West................. Americas (since June 1999);
  (Assistant Secretary)          previously Assistant Secretary, Bankers Trust
  130 Liberty Street, 33rd Floor Corporation.
  New York, New York 10006

   Manually signed facsimile copies of the letter of transmittal, properly completed and duly executed, will be accepted. The letter of transmittal, certificates for Shares and any other required documents should be sent by each stockholder of NDB or such stockholder's broker-dealer commercial bank, trust company or other nominee to the Depositary as follows:

                       The Depositary for the Offer is:

                   ChaseMellon Shareholder Services, L.L.C.

   By Overnight Courier:           By Mail:                  By Hand:
      Reorganization
         Department       Reorganization Department  Reorganization Department
    85 Challenger Road          P.O. Box 3301        120 Broadway, 13th Floor
     Mail Stop--Reorg.    South Hackensack, NJ 07606    New York, NY 10271
    Ridgefield Park, NJ
           07660

                          By Facsimile Transmission:
                       (for Eligible Institutions only)
                                (201) 296-4293

                             Confirm by Telephone:
                                (201) 296-4860

   Any questions or requests for assistance or additional copies of the offer to purchase and the letter of transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the offer.

                    The Information Agent for the Offer is:

                  [GEORGESON SHAREHOLDER COMMUNICATIONS INC.]

                          17 State Street, 10th Floor
                           New York, New York 10004

                Banks and Brokers Call Collect: (212) 440-9800

                   All Others Call Toll Free: (800) 223-2064

                     The Dealer Manager for the Offer is:

                          [Deutsche Banc Alex. Brown]
                         Deutsche Bank Securities Inc.
                        130 Liberty Street, 33rd Floor
                           New York, New York 10006
                        Call Toll Free: (877) 305-4919